Exhibit 1

Brookfield Asset Management	Q2 INTERIM REPORT TO SHAREHOLDERS
FOR THE SIX MONTHS ENDED JUNE 30, 2007
www.brookfield.com NYSE/TSX: BAM

	Three months ended June 30		Six months ended June 30
(US$ MILLIONS, EXCEPT PER SHARE AMOUNTS)	2007	2006	2007	2006

Net Income	$153	$135	$348	$314
– per share [1]	$0.24	$0.20	$0.55	$0.49

Cash flow from operations	$440	$267	$1,011	$574
– per share [1]	$0.72	$0.43	$1.65	$0.93

1	Adjusted to reflect three-for-two stock split
Letter to Shareholders
The second quarter marked another positive quarter from a financial perspective. Even more importantly, we made progress on a number of initiatives which should help to generate continued growth in coming years.
STRATEGIC INITIATIVES
Brookfield Infrastructure Partners
This week we filed our prospectus for Brookfield Infrastructure Partners. We expect to be in a position to distribute the units of this partnership to you by the end of the third quarter, or shortly thereafter. This timing will be dependent on regulatory approvals, which we hope to obtain in short order.
Brookfield Infrastructure will own and operate a number of timber and transmission assets that are currently owned by us and will serve, in the future, as the primary entity through which many of our operating investments in the infrastructure business will be made. This will not include property or renewable power generation (hydro or wind) businesses, but will include other forms of infrastructure that we have owned in the past or which are similar in nature to the type of relatively low risk, low volatility type of assets we like to own.
You will receive one Brookfield Infrastructure unit for every 25 Brookfield Asset Management Class A common shares that you own at the record date for the distribution, which will be set following the receipt of the necessary regulatory approvals. We will retain 40% of Brookfield Infrastructure and own and manage the general partner. We intend to list the units on the New York Stock Exchange and as a result of its unique characteristics, we hope it will appeal to global infrastructure investors.
Multiplex
We recently mailed a formal tender offer to Multiplex shareholders to acquire 100% of their company. We hope to privatize this company, but have bid on a basis that provides us with the flexibility to take up any shares tendered to us, subject to receiving at least 50% of the shares. To date, we have acquired, or have under option approximately 30% of the company, including the shares previously owned by the founding Roberts family.
This acquisition, scheduled to close in the third quarter, will add approximately $7.5 billion of office and retail assets under management. Most of this capital is invested in Australia, in the markets of Sydney, Melbourne, Brisbane and Perth, but it also includes approximately $1 billion invested in European assets, largely in the U.K. and Germany which further expands our operations in these areas. Lastly, Multiplex owns one of the major property construction companies in the Middle East, which is centered in Dubai, but also operates in Qatar.
Latin America
We continue to expand our Latin America operations, where we are one of the longest tenured foreign companies. Our main focus has been on Brazil and Chile, but we are also looking at opportunities in Mexico.
During the first six months, we acquired or contracted to purchase interests in five retail shopping malls in Brazil which will result in our $800 million Retail Shopping Centre Fund being 60% invested. We also acquired a number of further tracts of agricultural land, bringing our total acreage to just under 400,000 acres. These lands will ultimately be used to grow sugar cane as feedstock in ethanol production. Lastly, we have continued to expand our power operations in Brazil, with construction of four power plants totalling 81 megawatts proceeding on schedule. We also recently committed to purchase a further 230 megawatts of operating and greenfield power projects for $150 million.
Commercial Office Projects
Construction continues on our 1.1 million square foot Bay Adelaide office development in downtown Toronto and our 265,000 square foot Bankers Hall office project in Calgary. We are also advancing the planning for a number of other commercial sites we own, including a major 5 million square foot commercial development in Manhattan near Penn Station.
At Canary Wharf in London, four development projects are being advanced to completion, totalling 1.3 million square feet, and a new 320,000 square foot development project was sold on a post-construction basis to Firmalac, the parent of Fitch Ratings.
In North America, we acquired an 844,000 square foot office property in downtown Houston, increasing our presence in this market to 7.5 million square feet and also continued the redevelopment of the nearly 1.3 million square foot Four Allen Center. We also sold our 25% share of the office component of a recently completed development project in the Washington, D.C. area for a meaningful profit.
Timberlands
We completed a $2.3 billion acquisition of timberlands in the Northwest U.S., and a smaller acquisition in Brazil. The acquisition of Longview Fibre provides us with nearly 600,000 acres of high quality timberlands in Washington State and Oregon. We have completed the separation of the timber operations from the manufacturing business and are implementing business plans to maximize the value of both businesses. We plan to transfer 30% of the Longview timber operations to Brookfield Infrastructure.
Investment in Publicly Traded Common Stocks
At quarter end we owned more than $1 billion of investments in publicly traded entities in our core areas of interest, predominantly in property, pipeline, timber and transportation infrastructure entities. The securities are concentrated in relatively few sectors and issued by companies located in North America, Australia, Asia and Europe. We believe that we are acquiring these securities for prices that are less than their intrinsic value, and at prices well below the cost of acquiring the underlying assets in an open auction.
None of these positions currently exceed securities reporting thresholds, and as a result, our ownership positions are neither publicly reported, nor do we, for competitive reasons, intend them to be unless other events occur. We may hold these positions for extended periods of time, may add to the positions, particularly if share prices decline, or may dispose of the positions should our views change.
A meaningful portion of the capital is invested in Asian property securities. The reason for this is twofold. Firstly, while we do not yet have a major presence on the ground in Asia, we believe we can intelligently assess the intrinsic value of these entities in the capital markets. Secondly, we also believe that unlike virtually everywhere else in the world, where stock market prices for property assets more closely reflect intrinsic values, we have been buying the underlying property assets through the stock market at substantial discounts.
Our thesis is that as Asian capital markets become more mature, these values will be unlocked and delivered to shareholders. While we await these events, there are many positive fundamentals in favour of further intrinsic value growth in these entities, which should, irrespective of multiple expansion, produce solid returns. Lastly, we believe that we should also benefit from currency gains working in our favour to enhance the positive results which we expect to realize.
OPERATING HIGHLIGHTS
Overall, our operations achieved their targets in the quarter. We continue to enhance our fund raising activities and succeeded in acquiring our fair share of assets in a tough acquisition environment.
Notable exceptions on the operating front are stronger-than-expected office leasing markets, weak U.S. housing markets, and lower water levels in our power operations.
We increased total assets under management to over $75 billion. The increase is due to a combination of acquisitions, formation of new funds, and expansion of existing funds.
Fees recorded during the quarter increased to $95 million compared to $69 million during the same period in 2006, due to increased activity and the larger asset base. These results do not include accrued performance fees that are not booked until any potential clawback expires. Our base management fees total approximately $90 million on an annualized basis, nearly double the level 18 months ago.
Property
Our core office operations contributed $387 million of cash flow during the quarter compared with $196 million in the same
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period last year. Much of the growth is due to the acquisition of a large office portfolio late last year, and much of this increase is currently offset by higher carrying charges. Nevertheless we expect to benefit from future increases in cash flow from the acquired properties. We also achieved same property increases in the contribution from existing properties, and recorded $62 million of gains on the disposition of non-core properties in Washington, D.C. and Toronto, compared with $14 million of such gains in the second quarter of 2006.
We continue to look for opportunities to lock in higher cash flows on a long-term basis through the proactive lease-up and re-letting of under-utilized space. We leased 2.2 million square feet across the core portfolio during the quarter which was split 45% and 55%, respectively, between new leases and renewals. Occupancy rates across our North American portfolio remains at 95%. Leasing activity in Canary Wharf in London was also strong during the quarter. Occupancy at the Canary Wharf Estate is over 97%.
The diversity of our residential operations was evident during the quarter, as they provided a strong contribution overall despite weak U.S. markets. Total cash flow was $99 million during the second quarter compared to $117 million in the comparable period last year. After deducting interest expense, cash taxes and the interests of other investors, the net operating cash flow earned by us was relatively unchanged quarter over quarter. The Canadian operations continued to show strong growth, benefiting from continued high levels of demand in our core market of Alberta. Market conditions in our U.S. operations remain challenging; but the business continues to be profitable. Our Brazilian operations achieved continued growth in contracted sales which should lead to increases in reported revenues as completed units are delivered, and with Brazilian interest rates trending downward, the positive fundamentals in this market continue to develop.
Power Generation
Cash flow from our power operations totalled $170 million during the second quarter compared to $156 million in the same period in 2006 as a result of higher realized prices and a modest increase in generation. Despite lower water levels from existing hydroelectric facilities, generation increased 3% to 3,471 gigawatt hours, due to the contribution from new facilities acquired or developed during 2006 and early 2007. This included our newly commissioned 189 megawatt wind energy project.
We are continuing to pursue opportunities to optimize our existing assets and also looking to acquire and develop new facilities. As noted above, we continue to expand our presence in one of the largest and economically strong regions in Brazil which provides us with competitive advantages and operating flexibility. During the quarter, we also agreed to purchase three hydroelectric facilities totalling 38 MW in Minneapolis, New York State and British Columbia, and we have a substantial pipeline of wind and hydroelectric projects that are in the pre-development or development phase.
Infrastructure
Our timberland operations generated increased cash flow of $58 million during the second quarter, which includes $22 million from our recently acquired timberlands in the Pacific Northwest. Existing operations benefited from positive harvesting conditions, favourable species mix and improved pricing and margins. These positive results also include the sale of higher value lands for a net contribution of $2 million. In this regard, we continue to look at opportunities in all of our timberlands to surface value by selling or developing lands that are more suited to residential or other uses.
With the acquisition of the Longview timberlands we now own and manage 2.5 million acres of timberlands making us the fifth largest owner/manager in North America. We continue to pursue opportunities to grow and diversify our holdings.
Our transmission infrastructure operations, which encompass over 11,000 kilometers of transmission lines in Canada, Chile and Brazil, contributed operating cash flows of $61 million, in line with expectations, and unchanged from the first quarter of this year. We are seeking expansion opportunities in North and South America through both acquisitions and greenfield developments.
Specialty Funds
Our specialty funds group expanded both the level of activity and assets under management. Our bridge lending group exceeded its return targets, advanced a number of new loans and we expect to see more opportunities as the credit markets continue to tighten. The restructuring group is actively participating in the consolidation of the steel industry through its interest in Stelco, which has commenced a formal process to review its strategic options. The group also continues to identify opportunities to surface value in the operations of Western Forest Products, Concert Industries and, during the quarter, led the recapitalization of a publicly traded Canadian oil and gas energy services company.
Our real estate and fixed income securities operations expanded assets under management to approximately $1 billion during the quarter with mandates from several new clients. Our real
Brookfield Asset Management   |   Q2 /2007 Interim Report      3

estate finance group met its return targets despite the tightening credit markets. During the quarter, we made commitments to acquire approximately $145 million of securities that finance Class A office properties in San Francisco and Connecticut and today have assets under management totalling approximately $1.8 billion.
INVESTMENT RETURNS AND FINANCIAL REPORTING
We are often asked about the make-up of our cash flow from operations, and in particular, whether we focus on current cash flows or cash flows on a total return basis. The short answer is that we focus on both, but predominantly on total return.
These discussions usually include a question about how shareholders should look at one-time gains. Over the last number of years, one-time gains have occurred on a recurring basis, but have been irregular. As you will see below, the reported amount of one-time gains in our cash flow statement far understates the value being created in our equity base.
To date, for simplicity purposes, we have focused our reporting to you on the cash flows generated on an ongoing basis from our operations and realization gains as they occur. Given our continued focus on total return investing, we thought it appropriate to explain how total return accrues to the shareholders as we invest capital and how it is reflected (or not) in our financial results. The concept is quite simple. How it works in a large organization is less simple to explain, but we will attempt to do this.
On average, we currently invest capital, excluding management fees we generate (both ours and our clients) at an approximate 12% to 15% leveraged return (although we certainly try for more). We assess returns on a total basis – meaning that we include the present values of cash flows received over the life of our investment as well as the “terminal value,” which represents the value of the investment at a future point in time. This is commonly referred to as an internal rate of return, or “IRR.”
As you know, we focus on assets that we believe will generate increasing levels of cash flow over time, and that appreciate in value as a result of the characteristics of these assets. In many cases, the current cash return from an investment at inception may be well below the targeted IRR. This means that for accounting purposes, the returns that are reflected in our financial results are typically significantly below our internal rate of return in the early years of our ownership. Over time, as the cash flows increase, higher returns will be reflected in our reported results.
What are usually not reported in our financial results are increases in the values of our investments over the amount of the original invested capital. The values of assets such as ours typically increase by an amount equal to the capitalized value of the increase in the associated cash flows. This appreciation in value is generally not reflected in our financial results until such time as we sell the asset, at which point we will record a realization gain. And, as discussed in our letter of February 10, 2006, we are generally inclined to hold assets indefinitely, preferring to monetize the accrued value by refinancing the asset as opposed to an outright sale. This has the added benefit of deferring any accrued tax liability, but as a result of no crystallization event, the accrued value may never appear in our financial results.
As an example of the above, assume we purchase an asset for $1 billion, at an initial return of 6%, and finance the acquisition with $700 million of debt with a similar cost. This investment will generate an approximate 12% IRR if the cash flows from the asset increase at 2.5% per annum (inflation only) over a 20 year period and capitalization rates remain unchanged. In this example, our reported cash flows will initially be approximately 6% on our equity investment, and will increase over time, with such increases being reflected in cash flows as they occur. The value of our investment will increase by approximately $600 million over the 20 year period (assuming capitalization rates do not change), but this increase will not be reflected in our financial results unless we sell the asset (if ever). Accordingly, a very important component of our return, which would otherwise represent nearly 60% of our reported cash flows over that period of time, may never be reflected in our financial results.
In addition, we have many assets that do not produce any meaningful annual cash flows on a current basis (sometimes they are negative starting off), and therefore further depress current cash flows. The amount of equity invested in these types of assets on our balance sheet today is more than $4 billion. We believe these assets, because of their risk profiles, will earn annualized returns in excess of 15% over the longer term on a leveraged basis. Included in this group of assets are our hydroelectric and commercial property development projects; residential, agricultural, timber and higher and better use lands; other development assets; investments which pay no regular dividends such as our investment in Canary Wharf Group; and our limited partnership interests in funds which are opportunistic in nature (like our restructuring fund) and therefore do not generate meaningful current earnings.
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We also purchase securities of companies in our areas of operations when we believe they trade at less than their intrinsic value. At best, the dividends paid by these entities generate a 2% return, which is included in our reported cash flows. It goes without saying that it is not our expectation to merely earn a 2% return when buying these securities. In these situations, we believe the underlying assets that we are acquiring will generate total returns for us of at least 15% which, if we are correct, will ultimately accrue to us.
The implications of this analysis are twofold. The first implication is that the cash flows reported on a meaningful amount of our capital are not, in our view, representative of the total return that we expect to receive over the life of the investment. This is particularly so for newer investments, development initiatives, and securities investments. The second implication is that realization gains, when they do occur, form an important part of our total returns and typically represent only a small portion of the overall increase in intrinsic value that is built each year within our operations.
SUMMARY
The financial markets, particularly the debt markets have seen significant volatility over the past three months. This started with sub-prime residential issues in the U.S. housing market, and more recently has spilled over into debt of all types, in particular high yield financings resulting from leveraged buyouts. As a participant in the capital markets, we have been affected, but not to any major extent. This is largely because the vast majority of our investment efforts are focused on low-risk, low volatility assets, and because we typically finance assets only with investment grade debt. As a result, we intend to look for opportunities in this environment which otherwise might not have been available.
Lastly, while we believe that we are positioned to continue to grow the intrinsic value of our business, shareholders should always be cautioned that building a business is never without its challenges, and that the environment for asset managers over the past number of years has been particularly positive.
Yours truly,

J. Bruce Flatt
Managing Partner
Brookfield Asset Management   |   Q2 /2007 Interim Report      5

Cautionary Statement Regarding Forward-Looking Statements
This Interim Report to Shareholders contains forward-looking information within the meaning of Canadian provincial securities laws and other “forward-looking statements” within the meaning of certain securities laws including Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. We may make such statements in this report, in other filings with Canadian regulators or the SEC or in other communications. These forward-looking statements include among others, statements with respect to the outcome of the proposed takeover of Multiplex, the proposed distribution of Brookfield Infrastructure Partners, our financial and operating objectives and strategies to achieve those objectives, capital committed to our funds, the potential growth of our asset management business and the related revenue streams therefrom, statements with respect to the prospects for increasing our cash flow from or continued achievement of targeted returns on our investments, as well as the outlook for the company’s businesses and for the Canadian, United States and global economies and other statements with respect to our beliefs, outlooks, plans, expectations, and intentions.
The words “believe”, “expect”, “think”, “potentially”, “principally”, “tend”, “primarily”, “look”, “generally”, “represent”, “anticipate”, “position”, “intend”, “estimate”, “should”, and other expressions of similar import, or the negative variations thereof, and similar expressions of future or conditional verbs such as “may”, “will”, “should”, “likely”, “would” or “could”, which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify forward-looking statements. Although Brookfield Asset Management believes that the proposed takeover of Multiplex, the proposed distribution of Brookfield Infrastructure Partners, and the company’s anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: economic and financial conditions in the countries in which we do business; the behaviour of financial markets, including fluctuations in interest and exchange rates; attainment of stock exchange approval for the distribution of Brookfield Infrastructure Partners, which has not yet been received, as well as approval of the SEC, Canadian provincial securities regulators and other regulatory bodies; market demand for an infrastructure company, which is unknown; ability to compete for new acquisitions in the competitive infrastructure space; receipt of regulatory approval for the takeover of Multiplex and satisfaction or waiver of certain conditions, including the attainment of more than 50% acceptance level by Multiplex shareholders; availability of equity and debt financing; strategic actions including dispositions; the ability to effectively integrate acquisitions into existing operations and the ability to attain expected benefits; the company’s continued ability to attract institutional partners to its Specialty Investment Funds; adverse hydrology conditions; regulatory and political factors within the countries in which the company operates; acts of God, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in the company’s form 40-F filed with the Securities and Exchange Commission as well as other documents filed by the company with the securities regulators in Canada and the United States included in the Annual Information Form under the heading “Business Environment and Risks”.
We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Brookfield Asset Management, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.
Cautionary Statement Regarding Use of Non-GAAP Accounting Measures
Although our financial results are determined in accordance with Canadian generally accepted accounting principles (“GAAP”), the basis of presentation throughout much of this report differs from GAAP in that it is organized by business unit and utilizes operating cash flow as an important measure. This is reflective of how we manage the business and, in our opinion, enables the reader to better understand our affairs. We provide a reconciliation between the basis of presentation in this section and our consolidated financial statements in the Consolidated Financial Analysis section, and we provide a full reconciliation between operating cash flow and net income in Management’s Discussion and Analysis of Financial Results. Readers are encouraged to consider both measures in assessing Brookfield’s results.
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Management’s Discussion and Analysis of Financial Results
OVERVIEW
This section contains management’s discussion and analysis of our financial results (“MD&A”) which is intended to provide you with an assessment of our performance for the three month and six month periods ended June 30, 2007 compared to the comparable periods in the prior year, as well as our financial position and future prospects. The discussion and analysis of our financial results is organized to present assets under management, the assets beneficially owned by us, the net capital invested by us in each of our operations, and the operating cash flow that is produced from our invested capital and our fee generating activities.
The information in this section should be read in conjunction with our unaudited financial statements, which are included on pages 48 through 57 of this report, and the MD&A and consolidated financial statements contained in our most recent annual report. Additional information is available on the Corporation’s web site at www.brookfield.com and on SEDAR’s web site at www.sedar.com. Unless the context indicates otherwise, references in this section of the interim report to the “Corporation” refer to Brookfield Asset Management Inc., and references to “Brookfield” or “the company” refer to the Corporation and its direct and indirect subsidiaries. All figures are presented in U.S. dollars, unless otherwise noted.
The discussion and analysis of our results is organized by principal operating segment within each of our core areas: property, power, other infrastructure businesses and specialty funds. We present our invested capital and operating cash flows on a “total” basis, which is similar to our consolidated financial statements and a “net” basis. Net invested capital and net operating cash flows are, with the exception of the operations of Brookfield Properties Corporation, presented on a deconsolidated basis meaning that assets are presented net of associated liabilities and non-controlling interests, and net cash flows represent operating income less carrying charges associated with related liabilities and cash flow attributable to related non-controlling interests. This basis of presentation is intended to enable the reader to better understand the net capital that we have invested in our various businesses and the associated operating cash flows, and is reflective of how we manage our business.
OVERVIEW OF PERFORMANCE

	Three months ended June 30		Six months ended June 30
(US $ MILLIONS, EXCEPT PER SHARE AMOUNTS)	2007	2006	2007	2006

Net Income	$153	$135	$348	$314
– per share [1]	$0.24	$0.20	$0.55	$0.49

Cash flow from operations	$440	$267	$1,011	$574
– per share [1]	$0.72	$0.43	$1.65	$0.93

1	Adjusted to reflect three-for-two stock split
Operating cash flow was $440 million or $0.72 per share for the second quarter of 2007, representing a substantial increase over the $267 million reported for the same period last year. The increase was due to continued solid performance across all of our business units, supplemented by gains and other items that we will detail in this report. Operating cash flow totalled $1.0 billion for the first half of the year, nearly double the amount recorded during the same period last year. Overall, we are pleased with the results, which are generally in line with expectations.
Net income, at $153 million or $0.24 per share, was also higher than the results recorded in the second quarter of 2006. The increase is due to the higher level of operating cash flow, although this was partially offset in part by increased depreciation on assets acquired during 2006. In addition, a change in prescribed accounting policies resulted in investment gains realized during the current quarter, that would have otherwise been recorded in net income, being reflected in opening retained earnings. In order to ensure that these events are reflected in our operating track record, we have included the gains in operating cash flow. We describe this further on page 27.
Our financial position was relatively unchanged since year end. Consolidated assets increased from $41 billion to $44 billion. Assets under management increased to approximately $77 billion and our asset management returns benefitted from the increase as well as increased activity within our funds.
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We summarize our financial position and operating cash flows on a segmented basis in the following table:

						Three months ended				Six months ended
	Assets Under	Invested Capital				Operating Cash Flow				Operating Cash Flow
	Management	Total		Net		Total		Net		Total		Net

AS AT, FOR THE THREE AND SIX MONTHS ENDED	June 30	June 30	Dec. 31	June 30	Dec. 31	June 30		June 30		June 30		June 30
(MILLIONS, EXCEPT PER SHARE AMOUNTS)	2007	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006

Asset management income						$95	$69	$95	$69	$227	$123	$227	$123
Operating assets
Property	$26,761	$22,806	$22,144	$5,936	$5,556	512	337	246	192	1,047	619	504	362
Power generation	6,018	6,018	5,390	1,434	1,368	170	156	83	81	358	356	188	212
Infrastructure	6,716	4,541	4,333	1,587	864	119	30	36	13	213	76	63	48
Specialty investment funds	29,438	2,185	1,797	1,269	1,182	60	29	41	24	123	68	88	63
Investments	4,496	4,496	3,450	1,535	1,404	71	38	53	10	113	46	73	7
Cash and financial assets	2,064	2,064	1,673	1,285	1,149	172	97	168	93	422	184	418	179
Other assets	1,919	1,919	1,921	1,919	1,921	—	—	—	—	—	—	—	—

	$77,412	44,029	40,708	14,965	13,444	1,199	756	722	482	2,503	1,472	1,561	994

Financial obligations
Corporate borrowings / interest		(1,893)	(1,507)	(1,893)	(1,507)	(30)	(32)	(30)	(32)	(61)	(62)	(61)	(62)
Property-specific mortgages / interest		(17,407)	(17,148)	—	—	(298)	(143)	—	—	(582)	(286)	—	—
Subsidiary borrowings / interest		(4,237)	(4,153)	(679)	(668)	(73)	(51)	(16)	(15)	(134)	(78)	(31)	(31)
Other liabilities / operating expenses		(7,780)	(6,497)	(1,763)	(1,771)	(131)	(121)	(104)	(83)	(261)	(206)	(212)	(149)
Capital securities / interest		(1,591)	(1,585)	(1,591)	(1,585)	(23)	(24)	(23)	(24)	(45)	(48)	(45)	(48)
Non-controlling interests in net assets		(3,914)	(3,734)	(1,832)	(1,829)	(204)	(118)	(109)	(61)	(409)	(218)	(201)	(130)

Net assets / operating cash flow		7,207	6,084	7,207	6,084	440	267	440	267	1,011	574	1,011	574
Preferred equity / distributions		(870)	(689)	(870)	(689)	(10)	(10)	(10)	(10)	(19)	(20)	(19)	(20)

Common equity / operating cash flow		$6,337	$5,395	$6,337	$5,395	$430	$257	$430	$257	$992	$554	$992	$554

Per share [1]		$11.07	$9.37	$11.07	$9.37	$0.72	$0.43	$0.72	$0.43	$1.65	$0.93	$1.65	$0.93

1	Adjusted to reflect three-for-two stock split
Operating Cash Flow
We discuss our operating results in more detail on a segment by segment basis within the Operations Review starting on page 10. The principal highlights are as follows:
Asset management income increased to $95 million in the second quarter of 2007 compared with $69 million in 2006. The increase is due to the continued growth of our asset management activities through the formation of new funds and reflects a higher level of transaction fees during the quarter.
Property operations contributed total and net operating cash flow of $512 million and $246 million, respectively, which represent substantial growth over the second quarter of 2006. Our core property operations results reflect a major U.S. portfolio acquisition in late 2006 and a higher level of realization gains in addition to stable growth from our existing properties. Residential operations benefitted from the diversification of our operations as continued strength in Canada and Brazil offset a weaker environment in the United States.
Total operating cash flow from our power generation operations was $170 million, an increase of 9% over the same period in 2006. Hydrology conditions during the quarter were below long-term averages, however total generation increased modestly due to the acquisition and development of new facilities. The increase in cash flow was due largely to higher realized prices. Water storage levels are consistent with long-term averages at this time of the year, which should enable us to achieve our generation targets for the remainder of the year assuming normal water inflow conditions prevail.
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The contribution from our other infrastructure operations is substantially higher in the current quarter than in the second quarter of 2006 as a result the acquisition of a large transmission system in Chile on June 30, 2006 on behalf of ourselves and institutional co-investors. We also benefitted from a $22 million contribution from our newly acquired Pacific Northwest timberlands. The contribution from transmission operations during the current period was in line with expectations. The results from our timber operations exceeded expectations due to favourable harvest conditions and a good pricing environment. The comparable six month period last year includes a gain of $26 million on the formation of our east coast timber fund in the first quarter of 2006.
Specialty investment funds, which include our bridge, restructuring, real estate finance and public securities operations, demonstrated continued growth during the quarter. These operations generated net operating cash flow of $41 million in the quarter, compared with $24 million in the same period in 2006 due to increased activity and higher levels of invested capital.
The net operating cash flow generated by our private equity investments increased to $53 million from $10 million in the same period in 2006 due primarily to a $27 million gain on the sale of an interest in a Brazilian joint venture as well as improved underwriting performance within our reinsurance activities. Income from our cash and financial assets increased to $168 million from $93 million, and includes a gain of $126 million on the partial monetization of an exchangeable debenture in the current quarter.
Total carrying charges on corporate and subsidiary borrowings and capital securities totalled $126 million in the second quarter of 2007 compared with $107 million in 2006. The increase is due to carrying charges on borrowings within our Chilean transmission operations acquired in 2006. Interest expense on property-specific mortgages increased to $298 million from $143 million due to debt associated with assets acquired since the second quarter of 2006, including $98 million associated with the U.S. core office portfolio acquisition.
Operating expenses, which in the summary table include current tax expenses, were higher in 2007, reflecting increased activity within our expanded operating platform. Operating cash flows attributable to non-controlling interests were higher in 2007, reflecting the interests of other shareholders in the higher level of operating cash flows recorded by partially owned entities.
Net Income
Net income was $153 million in the second quarter of 2007 compared to $135 million in the second quarter of 2006. Net income did not reflect the same level of growth as operating cash flow for two principal reasons. First, as mentioned above, operating cash flow includes the aforementioned gains on sales of the exchangeable debentures since inception whereas net income only includes the change in value since January 1, 2007. Second, we are recording substantial depreciation and amortization with respect to assets purchased since the second quarter of 2006. In our view, these assets have the potential to generate cash flows higher than those recorded in the second quarter of 2007, will appreciate in value over time and require sustaining capital expenditures well below the amount of depreciation and amortization being recorded. Net income is reconciled to cash flow as set forth below:

FOR THE PERIODS ENDED	Three months ended June 30		Six months ended June 30
(MILLIONS)	2007	2006	2007	2006

Operating cash flow and gains	$440	$267	$1,011	$574
Less: dividends from equity accounted investments	(5)	(51)	(10)	(56)
exchangeable debenture gain	(100)	—	(265)	—

	335	216	736	518

Non-cash items, net of non-controlling interests
Depreciation and amortization	(267)	(127)	(490)	(231)
Equity accounted income (loss) from investments	(29)	3	(68)	(19)
Future income taxes	(69)	(86)	(134)	(157)
Provisions and other	11	70	16	90
Non-controlling interests	172	59	288	113

Net income	$153	$135	$348	$314

As mentioned above, we recorded substantial depreciation with respect to assets acquired since the second quarter of 2006. In particular, the U.S. core office portfolio, the Chile transmission systems and the Pacific Northwest timberlands contributed $88 million, $13 million and $27 million of depreciation, respectively, towards the overall increase of $140 million from the same quarter last year.
Brookfield Asset Management   |   Q2 /2007 Interim Report      9

We recorded net equity accounted losses of $29 million during the quarter from our investments in Norbord, Fraser Papers and Stelco, compared to income of $3 million for the same period in 2006. Norbord and Fraser Papers continue to face a weak price environment for their principal products, in addition to higher input costs, while Stelco incurred additional costs from restructuring its business.
Future income taxes represent non-cash charges in respect of GAAP prescribed tax obligations and were lower relative to the prior period which included a charge in respect of changes in applicable tax rates. Other provisions represent non-cash revaluation items that we exclude from operating cash flow and are discussed in more detail under the review of the Consolidated Statements of Income.
Financial Position
The following table summarizes key elements of our consolidated financial position at the end of the second quarter of 2007 and December 31, 2006:

(MILLIONS)	June 30, 2007	December 31, 2006

Assets under management	$77,412	$71,121
Consolidated assets	44,029	40,708
Net invested capital	14,965	13,444
Common equity – book value	6,337	5,395
Common equity – market value	24,926	19,947

Assets under management increased since the end of 2006 due to acquisitions as well as an increase in assets under management within our public securities operations. The growth in consolidated assets reflects these acquisitions, which include property, power generation, infrastructure and additional private equity investments, as well as market value appreciation of financial assets. The book value of net invested capital (i.e. assets less associated liabilities and non-controlling interests) increased by $1.5 billion overall, which reflects increases in our net capitalization due to the issuance of long-term debt, preferred shares and a $1.1 billion increase in common share equity.
The book value of our common equity increased to $6.3 billion due to net income retained after dividends as well as the accrual of previously unrecorded investment gains pursuant to new accounting standards and a $1.3 billion increase in other liabilities that was due principally to business acquisitions. The market value of our common equity was $24.9 billion at quarter end, up from $19.9 billion at the end of 2006. The increase was due to a higher share price as the number of common shares outstanding was largely unchanged.
OPERATIONS REVIEW
Asset Management
Our asset management activities include the management of assets on behalf of institutional and retail investors as well as a wide array of operational services that we provide to our clients. As at June 30, 2007, we managed approximately $77 billion of assets.
The tables in this section present total assets under our management, which include assets managed for others as well as assets owned by ourselves. The tables also present our share of the assets and net invested capital, which represents the capital that we have invested in alongside our clients as well as assets owned by us that do not form part of a fund. Within total assets under management, we present total assets, the amount of investment capital (i.e. net of debt) and the amount of capital that we and others have committed to invest in funds. Our share of the assets under management includes all of the assets included in our consolidated balance sheet as well as our net invested capital, which is shown on a basis that is consistent with the table on page 8. The tables differentiate assets between fee bearing assets under management, which are grouped in turn into broad strategies, and assets that are directly held and not currently subject to asset management arrangements.
We have also organized the information in this section based on the investment strategy and fund entity, as opposed to the underlying business segment analysis used in the balance of our discussion and analysis, in order to provide readers with a better understanding of the income generating potential of our various asset management activities and to enable readers to better understand the assets and capital that we have invested in various funds that generate asset management income.
10       Brookfield Asset Management   |   Q2 /2007 Interim Report

Assets Under Management
The following table presents total assets under management at the end of June 30, 2007 and December 31, 2006:

	June 30, 2007			December 31, 2006
		Net Invested	Committed		Net Invested	Committed
(MILLIONS)	Assets	Capital	Capital [1]	Assets	Capital	Capital [1]

Fee bearing assets:
Core and core plus	$20,577	$6,775	$7,536	$20,390	$7,028	$7,329
Opportunity and restructuring	3,063	939	2,240	2,863	714	2,152
Listed securities and fixed income	20,873	20,816	20,816	20,460	20,403	20,403

Total fee bearing assets / capital	44,513	28,530	30,592	43,713	28,145	29,884
Directly held and non-fee bearing assets / capital	32,899	12,267	12,267	27,408	10,822	10,822

Total assets / capital — at book values	$77,412	$40,797	$42,859	$71,121	$38,967	$40,706

1	Includes incremental co-investment capital
Total assets under management increased to approximately $77.4 billion from $71.1 billion at the end of last year. Directly held assets increased $5.5 billion due to the acquisition of our Pacific Northwest timberlands and additional core office and power generation assets. We continue to acquire assets directly in order to enhance existing businesses, or to utilize these assets to form new funds. A breakdown of these balances by individual fund is presented on page 58, and further details on the activities within these funds, including the financial position and operating results, are presented throughout the Operations Review.
The following table presents Brookfield’s share of assets within our funds and operations as presented in our consolidated balance sheet, together with our net invested capital and capital commitments.

	June 30, 2007		December 31, 2006
		Net Invested		Net Invested
(MILLIONS)	Assets	Capital	Assets	Capital

Fee bearing assets:
Core and core plus	$10,566	$2,509	$12,954	$2,419
Opportunity and restructuring	2,530	592	2,278	537
Listed securities and fixed income	76	76	78	70

Total fee bearing assets / capital	13,172	3,177	15,310	3,026
Directly held and non-fee bearing assets / capital	30,857	11,788	25,398	10,418

Total assets / capital — at book values	$44,029	$14,965	$40,708	$13,444

Core and core plus strategies encompass the ownership and management of high quality long-life assets with lower volatility returns. As a result of our overall business strategy, significant effort is directed towards expanding this segment of our operations. This complements our existing operating platforms and the fees, while not as high as those earned through traditional private equity activities, generate attractive margins as the opportunities are highly scalable.
Opportunity and restructuring strategies typically have higher risks and higher return expectations, and accordingly, higher fees. In many cases, much of the value is created over a two to three year time period through refinancing and repositioning the assets or the business being managed. As a result, we expect to achieve higher investment returns over a shorter period than our core and core plus strategies, and our base management fees and incentive returns are intended to be similar to traditional private equity arrangements.
Listed securities and fixed income strategies require varying degrees of risk, return and management intensity ranging from traditional fixed income management to more active strategies involving portfolios of equities, high yield and leveraged securities. The gross fees earned for managing assets of this nature tend to be much lower than our other two strategies as a percentage of assets or capital, however, the contribution is attractive due to the ability to manage large portfolios.
We also own and manage a number of assets which are not currently subject to fee bearing asset management arrangements. Most of the assets pre-date the creation of our current institutional funds, while some were more recently acquired to supplement existing platforms, or in anticipation of new funds being created.
Brookfield Asset Management  |   Q2 /2007 Interim Report      11

Operating Results
Revenues from asset management activities, including property services and investment fees, totalled $95 million during the second quarter of 2007, compared with $69 million during the second quarter of 2006. The increase is due to a higher level of assets under management during the period and associated activity, which gave rise to increased base management fees as well as a higher level of transaction fees. The six month results for 2007 include a substantial fee arising from our efforts to establish a retail property fund and the origination of an associated bridge loan. Continued expansion of our asset management activities should result in an increasing level of income, which, over time, should provide a very meaningful and stable component of our overall operating cash flows.

	Three months ended June 30		Six months ended June 30
(MILLIONS)	2007	2006	2007	2006

Asset management income and fees	$41	$16	$130	$40
Property services fees	46	47	85	75
Investment fees	8	6	12	8

	$95	$69	$227	$123

Asset Management Income and Fees
We recognize asset management fees on the accrual basis based upon the terms of the relevant contract at such time as the amount is no longer subject to adjustment based on future events. Base management fees are typically recorded on a quarterly basis. Performance returns are typically recorded at the end of the relevant measurement period and reduced by the amount of any potential claw back. Transaction fees are typically recorded when services are sufficiently complete and the fee is earned according to the agreement.
The following table summarizes asset management income and fees generated for the second quarters in 2007 and 2006. The total amount represents the fees and income generated by the assets and capital under management on a 100% basis whereas the net amount represents only the amount earned by Brookfield on the assets and capital managed on behalf of third parties (i.e. it excludes fees and income generated on our own capital that are eliminated in preparing our financial statements in accordance with GAAP).

	Total Income and Fees		Net to Brookfield [1]
FOR THE THREE MONTHS ENDED JUNE 30 (MILLIONS)	2007	2006	2007	2006

Base management fees	$31	$15	$23	$12
Transaction fees	17	1	16	—
Performance returns	3	6	2	4

	$51	$22	$41	$16

1	Excludes income related to Brookfield’s invested capital
Base management fees increased significantly due to the establishment of new funds during 2006. As at June 30, 2007, our share of the base management fees on established funds represent approximately $88 million on an annualized basis, compared with $55 million on an annualized basis at the beginning of 2006. Transaction fees reflect continued increase in activity levels and relate primarily to bridge lending initiatives.
Asset management income by strategy is as follows:

	Total Income and Fees		Net to Brookfield [1]
FOR THE THREE MONTHS ENDED JUNE 30 (MILLIONS)	2007	2006	2007	2006

Core and core plus	$31	$14	$25	$8
Opportunity and restructuring	8	1	5	—
Fixed income and common equity	12	7	11	8

	$51	$22	$41	$16

1	Excludes income related to Brookfield’s invested capital
12      Brookfield Asset Management   |  Q2 /2007 Interim Report

The income generated within each strategy reflects the distribution of our assets under management and the relative level of fees for each strategy as a percentage of assets or capital. As a result of our focus on high quality long-life assets, a significant amount of our activity and assets under management are within the “core and core plus” strategies.
The fees and margins associated with core and core plus strategies tend to be higher than fixed income and common equity, but lower than the opportunity and restructuring strategies, which generate returns similar to more traditional private equity activities. Fixed income and common equity activities represent a significant component of asset management income despite lower fees as a percentage of assets because of the large amount of capital that can be managed relative to other strategies.
Property Services Fees
Property services fees include property and facilities management, leasing and project management, as well as investment banking, advisory, and a range of real estate services and were relatively unchanged from the second quarter of 2006. Property services, with the exception of leasing fees and advisory services, generate lower margins than our other asset management businesses. Operating costs directly attributable to these operations totalled $42 million in 2007 (2006 — $44 million).
Investment Fees
Investment fees are earned in respect of financing activities and include commitment fees, work fees and exit fees. These fees are amortized as income over the lifespan of the related investment where appropriate and represent an important return from our investment activities.
Property Operations
We conduct a wide range of property operations in North America as well as in Europe and South America, and are in the process of completing an important transaction that will expand our operations into Australia and the Middle East.

	Assets Under	Invested Capital				Operating Cash Flow (Three months ended)
	Management	Total		Net		Total		Net
AS AT AND FOR THE THREE ENDED	June 30	June 30	Dec. 31	June 30	Dec. 31	June 30		June 30
(MILLIONS)	2007	2007	2006	2007	2006	2007	2006	2007	2006

Core office properties	$20,596	$17,174	$17,016	$3,742	$3,745	$387	$196	$160	$115
Residential properties	2,515	2,515	2,403	493	484	99	117	78	63
Opportunity investments	1,070	1,070	1,086	178	132	16	11	4	6
Retail properties	800	267	215	37	28	10	13	4	8
Development	1,780	1,780	1,424	1,486	1,167	—	—	—	—

Net investment / operating cash flow	$26,761	$22,806	$22,144	$5,936	$5,556	$512	$337	$246	$192

Operating cash flow from our property operations for the second quarter of 2007 increased by $175 million on a total basis and $54 million on a net basis over the second quarter of 2006, with the growth occurring principally in our core property and residential property groups. The increase in net cash flow is due to the expansion of our portfolio, improved net rents, residential profits and disposition gains. A portion of this growth accrues to minority shareholders in the partially-owned operations that are consolidated in our financial results.
Core Office Properties
Operating Results
Total operating cash flow increased by $191 million to $387 million during the second quarter, and by $45 million on a net basis. Properties acquired after the second quarter of 2006 contributed $139 million to total operating cash flow, and $24 million after deducting carrying charges and co-investor interests and realization gains increased by $16 million quarter over quarter. Operating cash flow from the balance of the portfolio accounted for the remaining increase of $5 million, representing growth of approximately 5%, in line with expectations.
We expect the contribution from the acquired properties to increase over the next few years as these properties are rationalized, the leasing profiles are upgraded in the currently favourable environment and lower cost long-term funding is arranged.
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Realization gains of $62 million were recognized on the sales of properties in Toronto and Washington in the second quarter of 2007, $30 million net of fund specific minority interest; whereas a gain of $14 million was recognized on the sale of several non-core Calgary properties during the comparable period in 2006.
After deducting interest expense associated with property-specific financings, the net operating cash flow was $160 million in the second quarter of 2007, representing a 17% return on net invested capital and a 39% increase over the $115 million generated in 2006. Interest expense incurred on property-specific financings and co-investor capital increased from $81 million during 2006 to $182 million during the quarter. Carrying charges from debt incurred on the acquisition of properties subsequent to the second quarter of 2006 accounted for almost the entire increase.

	Assets Under	Invested Capital				Operating Cash Flow (Three months ended)
	Management [1]	Total		Net		Total		Net
AS AT AND FOR THE THREE MONTHS ENDED	June 30	June 30	Dec. 31	June 30	Dec. 31	June 30		June 30
(MILLIONS)	2007	2007	2006	2007	2006	2007	2006	2007	2006

North America
New York, New York	$7,274	$6,482	$6,542	$6,482	$6,542	$131	$86
Boston, Massachusetts	759	387	350	387	350	7	8
Toronto, Ontario	2,740	1,552	1,491	1,552	1,491	35	33
Calgary, Alberta	1,280	558	513	558	513	19	18
Washington, D.C.	1,928	1,928	1,980	1,928	1,980	44	13
Houston, Texas	1,082	1,082	941	1,082	941	24	—
Los Angeles, California	2,648	2,648	2,689	2,648	2,689	44	—
Ottawa, Ontario	385	97	96	97	96	2	4
Denver, Colorado	288	288	264	288	264	6	6
Minneapolis, Minnesota	421	421	423	421	423	2	4
Other North America	179	119	109	119	109	4	—

Total North America	18,984	15,562	15,398	15,562	15,398	318	172	$318	$172
United Kingdom
Canary Wharf Group, plc	182	182	182	182	182	—	—	—	—
20 Canada Square	594	594	583	574	565	7	10	7	10

	19,760	16,338	16,163	16,318	16,145	325	182	325	182
Other assets	836	836	853	836	853	—	—	—	—
Other liabilities		—	—	(915)	(919)	—	—	—	—
Property-specific mortgages / interest		—	—	(11,989)	(11,811)	—	—	(182)	(81)

	20,596	17,174	17,016	4,250	4,268	325	182	143	101
Debt component of co-investors’ capital [2]		—	—	(257)	(257)	—	—	(6)	—
Equity component of co-investors’ capital [2]		—	—	(251)	(266)	—	—	(7)	—

		17,174	17,016	3,742	3,745	325	182	130	101
Realization gains		—	—	—	—	62	14	30	14

Net investment / operating cash flow	$20,596	$17,174	$17,016	$3,742	$3,745	$387	$196	$160	$115

1	Includes the book value attributed to partial interests in properties managed by us that are owned by co-investors

2	Represents interests of co-investors in the U.S. Core Office Fund
Portfolio Activity
Total book value increased to $17.2 billion from $17.0 billion at year end. We acquired a 844,000 square foot property in Houston for $152 million, including the assumption of $102 million of associated mortgage debt. We sold non-core properties located in Toronto and Washington during the quarter for proceeds of $475 million. Our share of the total area of the properties sold was 880,000 square feet.
Asset values for quality core office properties in major markets have continued to increase, which has a beneficial impact on our portfolio, although it reduces the number of attractively priced investment opportunities. As an example, our investment in Canary Wharf Group which is carried on our books at $182 million, was valued at $885 million based on that company’s December 31, 2006 financial reports.
14      Brookfield Asset Management   |  Q2 /2007 Interim Report

We recently offered to purchase 100% of the equity of Multiplex Group of Australia for approximately $3.5 billion. Multiplex is a major integrated owner, developer, builder and manager of core office and other property asset classes in Australia, Europe and the Middle East with $7.5 billion of property assets owned and under management.
Financing
Property-specific debt, which is comprised principally of long-term mortgages secured by the underlying properties with no recourse to the Corporation was $12.0 billion, relatively unchanged from year end. Core office property debt at June 30, 2007 had an average interest rate of 7% and an average term to maturity of seven years. The debt and equity components of co-investors capital represent the 38% interest of our partners in the U.S. Core Office fund.
Leasing and Occupancy Levels
Our total portfolio occupancy rate at June 30, 2007 was 95% in our core North American markets, and 95% overall, unchanged compared to December 31, 2006:

	June 30, 2007			December 31, 2006
	Total	Owned	Percentage	Total	Owned	Percentage
(THOUSANDS)	Area	Interest	Leased	Area	Interest	Leased

New York, New York	19,516	16,352	97%	19,516	16,352	97%
Boston, Massachusetts	2,163	1,103	94%	2,163	1,103	93%
Toronto, Ontario	10,791	6,289	97%	12,283	6,973	96%
Calgary, Alberta	7,845	3,544	100%	7,845	3,544	100%
Washington, D.C.	6,771	6,594	95%	6,771	6,594	98%
Houston, Texas	7,850	7,199	92%	6,958	6,307	95%
Los Angeles, California	10,672	10,438	86%	10,672	10,438	87%
Ottawa, Ontario	2,780	695	99%	2,939	735	99%

Core North American markets	68,388	52,214	95%	69,147	52,046	95%
Denver, Colorado	1,795	1,795	97%	1,795	1,795	96%
Minneapolis, Minnesota	3,008	3,008	87%	3,008	3,008	89%
Other North America	1,845	1,155	94%	1,845	1,155	96%

Total North America	75,036	58,172	95%	75,795	58,004	95%
London, United Kingdom	8,500	2,173	97%	8,500	2,173	94%

Total [1]	83,536	60,345	95%	84,295	60,177	95%

1	Excludes development sites
As at June 30, 2007, the average term of our in-place leases in North America was seven years and annual expiries average 6.5% over the next five years. The U.S. portfolio acquired in late 2006 had a shorter lease maturity than the balance of our portfolio, which we will seek to extend as we re-lease the properties. In our European portfolio, the average lease term is 20 years.
We leased 3.8 million square feet in our North American portfolio during the first six months of 2007 at an average net rent of $29 per square foot, replacing leases that averaged $20 per square foot. Average in-place net rents across the portfolio have increased to $22 from $21 at the end of last year. Leasing fundamentals have improved in most of our markets with particular strength in Calgary and New York. Leasing fundamentals in London also continued to improve, bringing total occupancy across the portfolio to more than 97%, with an average unexpired lease term of approximately 20 years. Nearly 80% of the tenant rating profile is A+ to better.
Residential Properties
We conduct residential property operations in the United States, Canada and Brazil through public subsidiaries in which we hold the following interests: United States — 53%; Canada — 50%; Brazil — 60%. Although we historically have not earned any income other than the return on our invested capital, we recently formed a land joint venture with a major U.S. institution that we will manage on our collective behalf.
Brookfield Asset Management   |   Q2 /2007 Interim Report      15

The following table summarizes our invested capital and related cash flows:

	Assets Under	Invested Capital				Operating Cash Flow (Three months ended)
	Management	Total		Net		Total		Net
AS AT AND FOR THE THREE MONTHS ENDED	June 30	June 30	Dec. 31	June 30	Dec. 31	June 30		June 30
(MILLIONS)	2007	2007	2006	2007	2006	2007	2006	2007	2006

United States	$1,358	$1,358	$1,355	$1,166	$1,142	$13	$70
Canada	389	389	305	389	305	72	32
Brazil	768	768	743	549	567	14	15

	2,515	2,515	2,403	2,104	2,014	99	117	$99	$117
Borrowings / interest[1]				(1,158)	(1,126)			(3)	(6)
Cash taxes								(7)	(27)
Non-controlling interest in net assets				(453)	(404)			(11)	(21)

Net investment / operating cash flow	$2,515	$2,515	$2,403	$493	$484	$99	$117	$78	$63

1	Portion of interest expressed through cost of sales
Net operating cash flow for the second quarter increased between 2007 and 2006 as a slowdown in our U.S. operations was more than offset by strong growth in Canada, where our Alberta operations continue to benefit from strong energy markets. Total assets and net capital, which include property assets as well as inventory, cash and equivalent and other working capital balances, have remained relatively unchanged since year-end as new capital invested was matched with sales. Subsidiary borrowings consist primarily of construction financings which are repaid with the proceeds from sales of building lots, single-family houses and condominiums and is generally renewed on a rolling basis as new construction commences.
Operations
- United States
Our U.S. operations contributed $13 million of cash flow before interest, taxes and non-controlling interests during the quarter as demand for new homes slowed and margins narrowed compared to $70 million during the same quarter in 2006. The net operating cash flow contributed by this unit, after deducting interest, taxes and non-controlling interests was $5 million, compared with $23 million during the same period last year. The gross margin from housing sales was approximately 18% compared with 27% in the same quarter last year and actual closings were lower as well. The 2007 results include a nominal contribution from lot sales compared to $11 million in the same quarter last year as a result of fewer lot sales.
We anticipate that we will achieve improved margins and increased volumes once the current supply and demand imbalance is worked through although we do not expect this to occur in any meaningful way until 2009. Net new orders during the quarter, which will be recognized throughout 2007 as the transactions close, were 212 units, compared to 251 units achieved in the second quarter of 2006. Backlog at the end of the quarter was 372 units (June 30, 2006 — 499 units). We continue to own or control 27,000 lots through direct ownership, options and joint ventures.
- Canada
We continue to benefit from strong demand for housing in Canada, particularly in Alberta where we hold a 29% market share in the important Calgary market. The contribution increased more than double from $32 million in 2006 to $72 million in the second quarter of 2007, although 50% of this increase accrues to our co-investors in Brookfield Properties on both a total and net basis as reflected on page 31. Most of the land holdings were purchased in the mid-1990’s or earlier, resulting in particularly strong margins, although the high level of activity is creating some upward pressure on building costs. Nevertheless, margins improved to 40% from 38% in the first quarter of 2007 and from 29% in the second quarter of 2006. Unless the market environment changes, we expect another very strong year in 2007. We own approximately 76,200 lots in these operations of which approximately 5,500 were under active development at June 30, 2007 and 70,700 are included in development assets because of the length of time that will likely pass before they are actively developed.
- Brazil
Operating cash flow for 2007 was similar to that reported in 2006. Contracted sales during the second quarter of 2007 were $60 million, compared to $11 million in the second quarter of 2006, which should lead to growth in profits as the units are completed, and the associated revenues are recognized, which is expected to occur during the balance of 2007 and 2008. As discussed under development on page 18, we own substantial density rights that will provide the basis for continued growth in our key markets of Rio de Janeiro and São Paulo, and continued to add to these rights during the quarter.
16      Brookfield Asset Management   |   Q2 /2007 Interim Report

Opportunity Investments

	Assets Under	Invested Capital				Operating Cash Flow (Three months ended)
	Management	Total		Net		Total		Net
AS AT AND FOR THE THREE MONTHS ENDED	June 30	June 30	Dec. 31	June 30	Dec. 31	June 30		June 30
(MILLIONS)	2007	2007	2006	2007	2006	2007	2006	2007	2006

Commercial properties	$1,070	$1,070	$1,086	$912	$1,055	$14	$11	$14	$11
Disposition gains						2	—	1	—
Property-specific mortgages / interest				(644)	(820)			(11)	(5)
Co-investors’ capital				(90)	(103)			—	—

Net investment / operating cash flow	$1,070	$1,070	$1,086	$178	$132	$16	$11	$4	$6

Total property assets within the fund were approximately $1.1 billion at quarter end, similar to the end of 2006. The fund has begun the process of monetizing assets purchased over the past two years to capture value appreciation. We expect that much of the earnings in this business will come from disposition gains as opposed to net rental income given the focus on value enhancement and the relative short hold period for properties compared to our core office portfolios.
Property assets include approximately 70 office properties in a number of cities across North America as well as smaller investments in industrial, student housing, multi-family, and other property asset classes. The book value of commercial properties declined as a result of property sales in the first quarter offset in part by acquisitions in the second quarter, including the purchase of a 800,000 square foot industrial portfolio. These balances include total and net working capital balances of $353 million (2006 — $48 million) and $195 million (2006 — $17 million), respectively. Our net invested capital at June 30, 2007 included a $87 million bridge loan to the fund (2006 — $23 million), the proceeds of which were used to fund the second quarter acquisition.
Retail Properties

	Assets Under	Invested Capital				Operating Cash Flow (Three months ended)
	Management	Total		Net		Total		Net
AS AT AND FOR THE THREE MONTHS ENDED	June 30	June 30	Dec. 31	June 30	Dec. 31	June 30		June 30
(MILLIONS)	2007	2007	2006	2007	2006	2007	2006	2007	2006

Retail properties [1]	$800	$267	$215	$259	$207	$10	$13	$10	$13
Disposition gains							—		(5)

	800	267	215	259	207	10	13	10	8
Borrowings / interest				(148)	(105)			(2)
Cash taxes								(1)	—
Co-investors’ capital				(74)	(74)			(3)

Net investment / operating cash flow	$800	$267	$215	$37	$28	$10	$13	$4	$8

1	The Brazil Retail Fund was established in the third quarter of 2006
We closed out capital commitments for our initial retail fund during the quarter at $800 million and completed the acquisitions of interests in five new properties. The fund’s portfolio now consists of interests in ten shopping centres and associated office space totalling 2.5 million square feet of net leasable area, located in Rio de Janeiro and São Paulo, and includes a 54% interest in the one million square foot Rio Sul Centre, which is one of Brazil’s premier shopping centres.
Operating results were relatively consistent with the prior quarter, although the net contribution to us declined due to interests of co-investors following the formation of the fund in late 2006 and the commensurate reduction in our net invested capital. Revenues increased by 6% reflecting stronger sales and lower administrative expenses resulted in improved margins. The book value of retail properties includes total and net working capital balances which increased to $90 million (2006 — $46 million) and $82 million (2006 — $38 million), respectively. Borrowings represent debt incurred by the fund to finance the purchase of the initial portfolio assets, which is guaranteed by the obligation of ourselves and our partners to subscribe for capital in the fund up to the level of the committed amounts.
We are currently concluding the acquisition of interests in a number of additional shopping centres which, if successful, will triple the size of the fund and position us as one of the five largest owners of shopping centres in Brazil.
Brookfield Asset Management   |   Q2 /2007 Interim Report      17

Development
We entitle, seek approval for, build, manage and develop many types of critical backbone infrastructure in our targeted business segments. For example, we typically acquire land or long-term rights on land, seek entitlements to construct, and then either sell the project once it has been improved or build the project ourselves. We do not typically record ongoing cash flow in respect of development properties because the associated development costs are capitalized until the property is sold, at which time any disposition gain or loss is realized, or until the property is transferred into operations.

		Invested Capital				Operating Cash Flow (Three months ended)
		Total		Net		Total		Net
AS AT AND FOR THE THREE MONTHS ENDED	Potential	June 30	Dec. 31	June 30	Dec. 31	June 30		June 30
(MILLIONS)	Developments	2007	2006	2007	2006	2007	2006	2007	2006

Core office properties
Bay Adelaide Centre, Toronto	2.6 million sq. ft.	$313	$251	$313	$251
Four Allen Center, Houston	1.3 million sq. ft.	187	139	187	139
Ninth Avenue, New York	4.7 million sq. ft.	192	184	192	184
Other	20.8 million sq. ft.	322	268	322	268
Property specific financing				(240)	(240)
Residential lots
United States [1]	15,700 lots	—	—	—	—
Canada	70,700 lots	522	400	522	400
Brazil	23.3 million sq. ft.	110	116	110	116
Rural development
Brazil	365,000 acres	134	66	80	49
Canada [2]	33,600 acres	—	—	—	—

	398,600 acres

Net investment / operating cash flow		$1,780	$1,424	$1,486	$1,167	$—	$—	$—	$—

1	Book values included in United States residential property operations, see pages 15 and 16

2	Book values included as higher and better use land in western North American timber operations, see page 22
In addition to the properties listed above, we have been actively developing a number of hydroelectric power facilities in Brazil and North America as well as wind generation facilities in Canada which are described further under Power Generating Operations.
Core Office Properties
We invested $172 million in development initiatives during the quarter, principally towards the construction on a 1.1 million square foot premier office property within the Bay Adelaide Centre site located in Toronto’s downtown financial district and the redevelopment of the 1.3 million square foot Four Allen Center in Houston. We also own our proportionate share of the approximate 5.4 million square feet of commercial space development density at Canary Wharf in London of which 1.3 million is currently under active development.
We are actively planning our development at Ninth Avenue and 31st street in midtown New York. The site has received permitting for 4.7 million square feet of office density in this attractive location.
Residential Development Properties
Residential development properties include land, both owned and optioned, which is in the process of being converted to residential lots, but not expected to enter the home building process for more than three years.
We utilize options to control lots for future years in our higher land cost markets in order to reduce risk. To that end, we hold options on approximately 14,600 lots which are located predominantly in California and Virginia. We invested additional capital into development land in Alberta as a result of the significant increase in activity in this market.
Rural Development Properties
We own approximately 365,000 acres of prime rural development land in the States of São Paulo, Minas Gerais and Mato Grosso. These properties are being used for agricultural purposes, including the harvest of sugar cane for its use in the production of ethanol as a gasoline substitute.
We also hold 33,600 acres of potentially higher and better use land adjacent to our western North American timberlands acquired during 2005, which we intend to convert into residential and other purpose land over time, and are included within our timberland segment.
18       Brookfield Asset Management  |  Q2 /2007 Interim Report

Power Generating Operations
The capital invested in our power generating operations and the associated cash flows are as follows:

								Operating Cash Flow
			Assets Under	Invested Capital				(Three months ended)
	Capacity		Management	Total		Net		Total		Net
AS AT AND FOR THE THREE MONTHS ENDED	June 30	Dec. 31	June 30	June 30	Dec. 31	June 30	Dec. 31	June 30		June 30
(MILLIONS)	2007	2006	2007	2007	2006	2007	2006	2007	2006	2007	2006

Hydroelectric generation	(MW)
Ontario	897	897	$1,188	$1,188	$1,094	$1,188	$1,094	$22	$31
Quebec	277	277	405	405	371	405	371	17	19
British Columbia	127	127	147	147	133	147	133	5	5
New England	240	240	398	398	400	398	400	12	11
New York and other northeast markets	838	832	1,021	1,021	1,016	1,021	1,016	40	38
Louisiana	192	192	466	466	478	466	478	41	34
Brazil	249	205	382	382	264	382	264	17	10

Total hydroelectric generation	2,820	2,770	4,007	4,007	3,756	4,007	3,756	154	148
Wind energy	189	189	353	353	327	353	327	6	—
Co-generation and pumped storage	815	815	224	224	166	224	166	10	8
Development projects	—	—	129	129	60	129	60	—	—

Total power generation	3,824	3,774	4,713	4,713	4,309	4,713	4,309	170	156	$170	$156
Cash, financial assets, accounts receivable and other			1,305	1,305	1,081	1,305	1,081			—	—
Accounts payable and other liabilities						(605)	(419)			(3)	—
Property-specific and subsidiary debt / interest						(3,792)	(3,388)			(69)	(58)
Non-controlling interests in net assets						(187)	(215)			(15)	(17)

Net investment / operating cash flow	3,824	3,774	$6,018	$6,018	$5,390	$1,434	$1,368	$170	$156	$83	$81

Total operating cash flow from our power generating assets was $170 million in the quarter, compared with $156 million in 2006. Within our existing operations, higher realized prices offset lower generation in Ontario. The recent expansion of our hydroelectric portfolio in Brazil and recently commissioned wind generation in Ontario contributed to increasing operating cash flow for the quarter. After deducting interest expense and distributions to owners of partial interests in our business, these operations generated $83 million of cash flow in the quarter, relatively unchanged from the same quarter last year.
Portfolio Activity and Invested Capital
Total assets in the segment increased to $6.0 billion from $5.4 billion at the end of last year due to acquisition and development activity. Financings completed during the first six months enabled us to maintain the net capital invested in this segment to $1.4 billion, relatively unchanged from year end.
Since year end we have increased installed capacity by 50 megawatts. During the quarter, we completed the acquisition of a 13 megawatt facility and the construction of a 13 megawatt facility in Brazil at a total cost of approximately $70 million. We also have reached agreement for the acquisition of 15 additional facilities and development sites totalling 188 megawatts in Brazil. In addition, we have five hydroelectric facilities under construction that will expand our capacity by 91 megawatts at a total projected cost of $200 million.
The carrying values of our pumped storage operations increased during the quarter as we commenced accounting for these operations, which are owned in a 50/50 joint venture, on a fully consolidated basis. Carrying values of Canadian assets also increased due to continued appreciation in the value of the Canadian dollar.
New financings included $225 million secured by our pumped storage operation and hydroelectric facilities acquired last year. Property-specific debt totalled $3.1 billion at June 30, 2007 and corporate unsecured notes issued by our power generating operations totalled $0.7 billion. Property-specific debt has an average interest rate of 8% and an average term of 17 years and is all investment grade quality. The corporate unsecured notes bear interest at an average rate of 5%, have an average term of 10 years and are rated BBB by S&P and BBB (high) by DBRS and BBB by Fitch.
Brookfield Asset Management   |   Q2 /2007 Interim Report      19

Operating Results
Generation
Our facilities produced 3,471 gigawatt hours of electricity in the second quarter of 2007, compared with 3,380 gigawatts during the same period last year. We produced 361 fewer gigawatt hours from existing capacity owned throughout 2007 and 2006 due to lower water flows; however this was more than offset by the contribution of 352 gigawatt hours from facilities acquired or developed during 2006 and 2007. This included our recently commissioned wind project, and an increase of 100 gigawatt hours from our co-generation and pumped storage facilities. Hydrology conditions were 11% below expected long-term averages for the portfolio as a whole. Fortunately our reservoirs have been maintained at normal levels for this time of year and, as a result, we expect our facilities to operate at long-term average levels, assuming normal water conditions prevail for the remainder of the year.
The following table summarizes generation during the second quarter of 2007 and 2006.

		Actual Production		Variance to
THREE MONTHS ENDED JUNE 30	Long-Term	June 30	June 30	Long-Term	June 30
(GIGAWATT HOURS)	Average	2007	2006	Average	2006

Existing capacity	3,082	2,615	2,976	(467)	(361)
Acquisitions – during 2006	356	339	108	(17)	231
Acquisitions – during 2007	32	30	—	(2)	30

Total hydroelectric operations	3,470	2,984	3,084	(486)	(100)
Wind energy	130	91	—	(39)	91
Co-generation and pump storage	318	396	296	78	100

Total generation	3,918	3,471	3,380	(447)	91

Realized Prices and Operating Margins
Realized prices increased to $71 per megawatt hour and largely exceeded market prices due to our long standing strategy to sell much of our power under long-term power sales agreements or financial contracts. Spot electricity prices during the quarter were generally in line with those of 2006; however, the shorter term contracts under which power was sold during the quarter were at higher prices than those for the same period last year. We also generated a higher proportion of our power in higher priced regions than in the prior quarter. Our ability to capture peak pricing and other energy products such as capacity payments also contributes to higher realized prices. The following table illustrates revenues and operating costs for our hydroelectric facilities:

	2007				2006
THREE MONTHS ENDED JUNE 30	Actual	Realized	Operating	Operating	Actual	Realized	Operating	Operating
(GWH AND $ MILLIONS)	Production	Revenues	Costs	Cash Flows	Production	Revenues	Costs	Cash Flows

Ontario	405	$32	$10	$22	639	$43	$13	$30
Quebec	400	22	5	17	508	23	5	18
New England	403	20	8	12	332	17	6	11
New York	990	60	20	40	925	55	17	38
Other	786	79	16	63	680	63	12	51

Total	2,984	$213	$59	$154	3,084	$201	$53	$148

Per MWh		$71	$20	$51		$65	$17	$48

Costs increased by 18% on a per unit basis due to lower generation in lower cost regions, resulting in a change in mix, and the impact of a higher Canadian dollar. Nevertheless, the gross margin per megawatt hour increased from $48 to $51 due to the increase in realized prices for similar reasons.
The contribution from our non-hydro facilities is set forth in the following table. Cash flows increased in the second quarter due to the addition of our wind energy project.

	2007				2006
THREE MONTHS ENDED JUNE 30	Actual	Realized	Operating	Operating	Actual	Realized	Operating	Operating
(GWH AND $ MILLIONS)	Production	Revenues	Costs	Cash Flows	Production	Revenues	Costs	Cash Flows

Co-generation and pumped storage	396	$35	$25	$10	296	$24	$16	$8
Wind energy	91	8	2	6	—	—	—	—

Total	487	$43	$27	$16	296	$24	$16	$8

Per MWh		$88	$55	$33		$81	$54	$27

20       Brookfield Asset Management   |  Q2 /2007 Interim Report

Interest expense during the quarter increased by $11 million to reflect financings completed since the first quarter of 2006. The increase was offset in part by a decrease in operating cash flows attributable to co-investors.
Contract Profile
Approximately 80% of our projected 2007 and 2008 generation is currently subject to long-term bilateral power sales agreements or shorter-term financial contracts. The remaining generation is sold into wholesale electricity markets. Our long-term sales contracts, which cover approximately 55% of projected revenues during this period, have an average term of 12 years and the counterparties are almost exclusively customers with long-standing favourable credit histories or investment grade ratings. The financial contracts typically have a term of between one and three years.
The following table sets out the profile of our contracts over the next five years from our existing facilities, assuming long-term average hydrology:

	Balance of	Years ended December 31
	2007	2008	2009	2010	2011

Generation (GWh)
Contracted
Power sales agreements	3,503	7,557	6,196	6,164	5,701
Financial contracts	1,516	2,937	292	287	—
Uncontracted	1,133	2,956	6,535	6,572	7,327

	6,152	13,450	13,023	13,023	13,028

Contracted generation
% of total	82	78	50	50	44
Revenue ($millions)	313	727	489	487	454
Price ($/MWh)	63	69	75	75	80

The increase in the average selling price for contracted power from $63 per megawatt hour (MWh) to $80 per MWh over the next five years reflects contractual step-ups in long duration contracts with attractive locked-in prices and the expiry of lower priced contracts during the period.
Infrastructure
We own and manage infrastructure assets which have investment characteristics that are similar to our property and power operations. This section includes the operations of our timberlands and electricity transmission business. We recently filed a prospectus for the creation and spin out of Brookfield Infrastructure Partners, which is to be a New York Stock Exchange listed entity which will serve as our primary entity for the ownership and operation of infrastructure businesses other than property and renewable power generation businesses. Brookfield Infrastructure Partners will be managed by us and we will retain a 40% interest following the spin-out. Brookfield Infrastructure Partners will initially own a portion of our existing timber and transmission interests, although we will retain direct interests in a number of the underlying businesses and expect to consolidate the financial results of the new entity.

	Assets Under	Invested Capital				Operating Cash Flow (Three months ended)
	Management	Total		Net		Total		Net
AS AT AND FOR THE THREE MONTHS ENDED	June 30	June 30	Dec. 31	June 30	Dec. 31	June 30		June 30
(MILLIONS)	2007	2007	2006	2007	2006	2007	2006	2007	2006

Timber	$3,847	$3,847	$1,190	$1,017	$315	$58	$23	$21	$7
Transmission	2,869	694	3,143	570	549	61	7	15	6

	$6,716	$4,541	$4,333	$1,587	$864	$119	$30	$36	$13

The financial results for timberlands reflects the acquisition of Longview Fibre Company in April 2007. We commenced accounting for our Chilean transmission operations using the equity method on June 30, 2007, having previous consolidated the results.
Brookfield Asset Management   |   Q2 /2007 Interim Report       21

Timberlands

		Assets Under	Invested Capital				Operating Cash Flow (Three months ended)
		Management	Total		Net		Total		Net
AS AT AND FOR THE THREE MONTHS ENDED		June 30	June 30	Dec. 31	June 30	Dec. 31	June 30		June 30
(MILLIONS)	Acres	2007	2007	2006	2007	2006	2007	2006	2007	2006

Timber
Western North America
Timberlands	1,188,400	$2,812	$2,812	$777	$2,812	$777	$50	$15
Higher and better use lands	33,600	106	106	111	106	111	2	1
Eastern North America	1,076,000	198	198	189	198	189	4	6
Brazil	180,000	59	59	45	59	45	2	1

	2,478,000	3,175	3,175	1,122	3,175	1,122	58	23	$58	$23
Other assets, net		672	672	68	(40)	18	—	—	(1)	—

		3,847	3,847	1,190	3,135	1,140	58	23	57	23
Property-specific and other borrowings / interest					(1,777)	(485)		—	(24)	(6)
Non-controlling interests in net assets					(341)	(340)		—	(12)	(10)

Net investment / operating cash flow		$3,847	$3,847	$1,190	$1,017	$315	$58	$23	$21	$7

Operating Results
Timber operations performed above expectations during the quarter. The contribution from western North American timberlands included total and net cash flow from the newly acquired Oregon and Washington operations of $22 million and $5 million, respectively. Log sales from existing operations totalled approximately 1.5 million cubic metres compared with 0.8 million cubic metres for the same quarter last year, as operations benefitted from favourable weather conditions. The strong performance of the Western North American timberlands during the quarter reflected favourable operating conditions, very positive pricing for cedar logs and strong Japanese and Asian export markets. While North American domestic lumber producers continued to struggle with weak lumber markets, timber demand and pricing remained relatively firm.
Portfolio Activity and Financial Position
On April 20, 2007, we acquired Longview Fibre Company, which owns 588,000 acres of high quality timberlands located in the U.S. Pacific Northwest. We plan to syndicate participation in the Longview timber assets to co-investors over time including the initial transfer of a 30% interest to Brookfield Infrastructure Partners. The increase in total invested capital reflects the purchase cost of the timberlands of approximately $2.3 billion, together with goodwill and working capital. We recorded a future tax obligation of approximately $650 million relating to the difference between the amount paid by us for the company and the tax basis of the underlying assets. The inclusion of this liability in the net book value of the acquired business gave rise to goodwill of approximately $500 million. We expect that we will be able to reorganize the ownership structure of the business over time such that we can extinguish the tax liability without any material cash outlay. The increase in net invested capital reflects the net capital invested by us in Longview’s timber operations after taking into consideration debt raised to finance the acquisition and the future tax liabilities.
As at June 30, 2007, borrowings included approximately $1.3 billion associated with the Longview acquisition that is secured by the underlying timber assets in North America. Our western Canadian timberlands secure borrowings of approximately $410 million, which have an average interest rate of 6%, an average term to maturity of 17 years and are all investment grade quality. The Longview debt consists of a shorter term bridge facility that is in the process of being refinanced with long-term fixed rate financings secured by the associated timberlands. The balance of the borrowings consist of debt secured by the eastern Canadian timber assets and working capital facilities.
Non-controlling interests represent the interests of co-investors in our two North American funds. We currently own 50% of our western Canadian fund and 30% of Acadian, although we intend to transfer a 37.5% interest in our western Canadian fund to Brookfield Infrastructure Partners.
22       Brookfield Asset Management   |  Q2 /2007 Interim Report

Transmission

	Assets Under	Invested Capital				Operating Cash Flow (Three months ended)
	Management	Total		Net		Total		Net
AS AT AND FOR THE THREE MONTHS ENDED	June 30	June 30	Dec. 31	June 30	Dec. 31	June 30		June 30
(MILLIONS)	2007	2007	2006	2007	2006	2007	2006	2007	2006

Transmission facilities and investments
Chile	$2,502	$327	$2,525	$327	$2,525	$50	$—
North America	164	164	146	164	146	8	7
Brazil	171	171	157	171	157	3	—

	2,837	662	2,828	662	2,828	61	7	$61	$7
Other assets	32	32	315	16	315		—	—	—

	2,869	694	3,143	678	3,143	61	7	61	7
Other liabilities				—	(267)			—	—
Project-specific financing and other borrowings				(108)	(1,496)			(36)	(1)

				570	1,380	61	7	25	6
Debt component of co-investors’ capital					(589)			(12)	—
Equity component of co-investors’ capital					(242)			2	—

Net investment / operating cash flow	$2,869	$694	$3,143	$570	$549	$61	$7	$15	$6

Operating Results
Our electricity transmission operations consist of the largest transmission system in Chile, a smaller system in northern Ontario and interests in transmission lines in Brazil. We own 28% of the Chilean operations, 100% of the northern Ontario operations and 20% of the Brazil operations. We believe the regulated rate base nature of these assets provides for attractive reliable long-term returns and we will endeavour to expand our operations in this asset class.
Effective June 30, 2007, we began accounting for our investment in our Chilean operations using the equity method to reflect changes in the ownership structure, although our economic interest is unchanged.
The increases in operating cash flow related almost entirely to the Chilean and Brazilian operations which were acquired since June 2006. The Chilean transmission operations performed in line with expectations during the quarter. In addition, we reported our share of the quarterly results of the Brazilian systems. The increase in carrying charges, including income allocated to co-investor capital, relates entirely to the Chilean transmission operations.
Portfolio Activity and Financial Position
Net invested capital was relatively unchanged during the quarter, although total capital balances no longer include the consolidation of assets and liabilities of our Chilean operations. These operations are financed with property-specific financing borrowings totalling $1.5 billion that have an average interest rate of 6%, an average term to maturity of 11 years and is all investment grade. We intend to transfer our North American and Brazilian transmission interests to Brookfield Infrastructure Partners, together with our 18% interest in our Chilean transmission operations over the balance of 2007.
Brookfield Asset Management   |   Q2 /2007 Interim Report      23

Specialty Investment Funds

	Assets Under	Invested Capital				Operating Cash Flow (Three months ended)
	Management [1]	Total		Net		Total		Net
AS AT AND FOR THE THREE MONTHS ENDED	June 30	June 30	Dec. 31	June 30	Dec. 31	June 30		June 30
(MILLIONS)	2007	2007	2006	2007	2006	2007	2006	2007	2006

Bridge Lending	$1,449	$706	$637	$706	$622	$20	$17	$20	$17
Real Estate Finance	5,923	286	183	186	183	5	4	5	4
Restructuring	1,193	1,193	977	377	377	35	8	16	3
Fixed income and real estate securities [2]	20,873	—	—	—	—	—	—	—	—

Net investment / operating cash flow	$29,438	$2,185	$1,797	$1,269	$1,182	$60	$29	$41	$24

1	Represents capital committed or pledged by Brookfield and co-investors, including the book value of our invested capital

2	Capital invested in fixed income and real estate securities and associated cash flow included in Cash and Financial Assets and Other Assets
Net operating cash flow, which represents the returns from our net invested capital deployed in these activities, was $41 million in the second quarter of 2007, a 71% increase over 2006. The increase occurred largely within our restructuring operations.
Bridge Lending
Commitments for our first fund totalled $1.3 billion at the end of the quarter, of which $1.1 billion is funded and will mature through 2011. We have C$935 million in commitments and pledges for our follow-on funds, consisting of a senior and junior fund, and includes a C$240 million commitment from Brookfield.
Our net capital deployed increased to $706 million from $622 million at the end of 2006. We reviewed approximately $2.5 billion of financing opportunities, issued term sheets for $400 million and funded new loans totalling $117 million to 5 clients. Our portfolio at quarter end was comprised of 18 loans, and our largest single exposure at that date was $111 million. The portfolio has an average term of 27 months excluding extension privileges and generated an average yield of 15% during the quarter.
Operating cash flows, which represent the return on our capital and exclude management fees, increased over the prior quarter due to the higher level of invested capital, as well as higher yields.
Real Estate Finance

	Assets Under	Invested Capital				Operating Cash Flow (Three months ended)
	Management [1]	Total		Net		Total		Net
AS AT AND FOR THE THREE MONTHS ENDED	June 30	June 30	Dec. 31	June 30	Dec. 31	June 30		June 30
(MILLIONS)	2007	2007	2006	2007	2006	2007	2006	2007	2006

Real estate finance investments, net of debt	$1,902	$522	$417	$522	$417	$15	$12	$15	$12
Less: co-investor interests		(381)	(278)	(381)	(278)	(11)	(8)	(11)	(8)

Real estate finance fund	1,902	141	139	141	139	4	4	4	4
Securities – directly held	21	21	21	21	21	1	—	1	—
Financial assets – Mortgage REIT	4,000	124	23	24	23	—	—	—	—

Net investment / operating cash flow	$5,923	$286	$183	$186	$183	$5	$4	$5	$4

1	Represents capital committed or pledged by Brookfield and co-investors, including the book value of our invested capital
During the quarter, we acquired loan positions with an aggregate principal balance of approximately $195 million. The portfolio continues to perform in line with expectations.
24       Brookfield Asset Management   |  Q2 /2007 Interim Report

Restructuring

	Assets Under	Invested Capital				Operating Cash Flow (Three months ended)
	Management	Total		Net		Total		Net
AS AT AND FOR THE THREE MONTHS ENDED	June 30	June 30	Dec. 31	June 30	Dec. 31	June 30		June 30
(MILLIONS)	2007	2007	2006	2007	2006	2007	2006	2007	2006

Property, plant and equipment	$505	$505	$453	$505	$453
Securities	151	151	29	151	29
Loans receivable	100	100	23	100	23
Other assets	437	437	472	437	472

	1,193	1,193	977	1,193	977	$35	$8	$35	$8
Other liabilities				(251)	(235)	—	—	(1)	—
Subsidiary debt				(192)	(175)	—	—	(5)	(2)
Non-controlling interests				(373)	(190)	—	—	(13)	(3)

	$1,193	$1,193	$977	$377	$377	$35	$8	$16	$3

During the second quarter, we increased the capital committed to our second restructuring fund, Tricap II, to C$840 million, including C$300 million from ourselves. Our net invested capital in restructuring opportunities at quarter end was $377 million, unchanged from the end of 2006, as decreases due to the syndication of investments held at year end for our co-investors in Tricap II were offset by new investments during the current year. This is also reflected in the increase in non-controlling interests.
Total operating cash flows are substantially higher than net amounts and the total amounts in 2006 because we began consolidating our investment in Western Forest Products (“Western”) for accounting purposes when it became majority owned by Tricap. Net capital and cash flows reflect our pro rata share of the investee results after deducting financing and other shareholder interests. Operating results improved in the second quarter at both Western and Concert Industries, although in the near term, Western’s results are likely to be adversely impacted by a recent strike of forest industry workers in its region.
Tricap owns a 37% equity interest in Stelco, a major Canadian integrated steel company. We intend to benefit from the improved fundamentals and active consolidation within this sector. To that end, Stelco has commenced a formal process to review its strategic options. We do not receive any dividends from our investment and include our share of Stelco’s results in Equity Accounted Results from Investments.
Fixed Income and Real Estate Securities
Assets under management increased by approximately $1 billion during the quarter due largely to new mandates secured during the first quarter. We added several new clients during the second quarter which we hope will contribute to further growth.
We have been cautious with respect to the sub-prime market since the beginning of 2006, and as a result, we believe our exposure to the credit issues within this sector of the market is relatively modest.
      Brookfield Asset Management   |   Q2/2007 Interim Report   25

Private Equity Investments
We own a number of investments which will be sold once value has been maximized, integrated into our core operations or used to seed new funds. Although not core to our broader strategy, we expect to continue to make new investments of this nature and dispose of more mature assets.

								Operating Cash Flow
			Assets Under	Invested Capital				(Three months ended)
			Management	Total		Net		Total		Net
AS AT AND FOR THE THREE MONTHS ENDED			June 30	June 30	Dec. 31	June 30	Dec. 31	June 30		June 30
(MILLIONS)	Location	Interest	2007	2007	2006	2007	2006	2007	2006	2007	2006

Forest products
Norbord Inc.	North America / UK	24%	$163	$163	$178	$(11)	$26	$5	$51	$2	$31
Fraser Papers Inc.	North America	49%	120	120	141	120	141	—	—	—	—
Privately held	North America	100%	533	533	140	373	95	3	(26)	3	(26)
Mining
Coal lands	Alberta	100%	80	80	73	80	73	2	1	2	1
Business services
Insurance	Various	80-100%	2,542	2,542	2,357	622	593	14	—	13	(2)
Banco Brascan, S.A.	Rio de Janeiro	51%	579	579	75	83	75	29	4	19	4
Privately held	Various	100%	228	228	369	143	278	15	10	12	4
Publicly listed	Canada	60%	53	53	51	22	23	3	(2)	2	(2)
Property
Privately held	Brazil	Various	198	198	66	103	100	—	—	—	—

Net investment / operating cash flows			$4,496	$4,496	$3,450	$1,535	$1,404	$71	$38	$53	$10

We account for our non-controlled public investments such as Norbord and Fraser Papers using the equity method, and include dividends received from these investments in operating cash flow and our proportional share of their earnings in net income. We consolidate the results of our majority owned private companies and accordingly include our proportional share of their results in the operating cash flow shown above. We increased our interest in Fraser Papers to 56% in July 2007 and will consolidate the results of the company from this time.
Our current results reflect improved performance within our privately held forest product operations and our insurance operations as well as a $27 million disposition gain on a joint venture investment whereas the prior quarter included a special dividend from our investment in Norbord. The increase in total invested capital is due principally to the consolidation of our investment in Banco Brascan, although this change did not impact net invested capital.
Forest Products
We control 38% and own a net beneficial interest in approximately 24% or 35 million shares of Norbord Inc. (“Norbord”). We previously issued debentures exchangeable into 20 million Norbord shares that are recorded at the market value of the Norbord shares. Our net investment had a market value of approximately $310 million at quarter end.

								Operating Cash Flow
			Assets Under	Invested Capital				(Three months ended)
			Management	Total		Net		Total		Net
AS AT AND FOR THE THREE MONTHS ENDED			June 30	June 30	Dec. 31	June 30	Dec. 31	June 30		June 30
(MILLIONS)	Shares	Interest	2007	2007	2006	2007	2006	2007	2006	2007	2006

Common shares owned	55.5	38%	$163	$163	$178	$163	$178	$5	$51	$5	$51
Exchangeable debentures	(20.0)	(14%)	—	—	—	(174)	(152)	—	—	(3)	(20)

Net investment / operating cash flows	35.5	24%	$163	$163	$178	$(11)	$26	$5	$51	$2	$31

Norbord contributed $5 million of dividends to our cash flow during the current quarter resulting in a net contribution of $2 million after deducting exchangeable debenture interest. The 2006 results include a special dividend paid by Norbord during that period.
Further information on Norbord and Fraser Papers is available through their web sites at www.norbord.com and www.fraserpapers.com, respectively.
26      Brookfield Asset Management   |   Q2 /2007 Interim Report

Privately held forest products operations include paper, containerboard and pulp operations. We acquired Katahdin Paper out of bankruptcy in April 2003 in connection with the purchase of power generation operations. The containerboard and pulp operations were owned by Longview Fibre, which we acquired in April 2007. Longview owned large high quality timber operations which are now included in our timberlands segment.
Business Services
We recorded a $27 million gain on the sale to our partner of a joint venture interest in a financial services company. In addition, our insurance operations reflected increased profitability during the quarter, following storm-related underwriting losses in the second quarter of 2006. We continue to explore a variety of options to surface the value of our insurance business, which could result in a reduced ownership interest in the future. We completed the acquisition of an increased interest in Banco Brascan during the second quarter, and accordingly, began consolidating the results of this business.
Cash and Financial Assets
We hold a substantial amount of financial assets, cash and equivalents that represent liquid capital to fund operating activities and investment initiatives.

	Assets Under	Invested Capital				Operating Cash Flow (Three months ended)
	Management	Total		Net		Total		Net
AS AT AND FOR THE THREE MONTHS ENDED	June 30	June 30	Dec. 31	June 30	Dec. 31	June 30		June 30
(MILLIONS)	2007	2007	2006	2007	2006	2007	2006	2007	2006

Financial assets
Government bonds	$87	$87	$57	$87	$57
Corporate bonds – Exchangeable debentures	168	168	375	168	375
– Other	134	134	199	134	199
Asset backed securities	18	18	16	18	16
High yield bonds	134	134	137	134	137
Preferred shares	29	29	26	29	26
Common shares	904	904	548	904	548
Loans receivable	36	36	10	36	10

Total financial assets	1,510	1,510	1,368	1,510	1,368	$172	$97	$172	$97
Cash and cash equivalents	554	554	305	554	305	—	—	—	—
Deposits and other liabilities	—	—	—	(779)	(524)	—	—	(4)	(4)

Net investment / operating cash flow	$2,064	$2,064	$1,673	$1,285	$1,149	$172	$97	$168	$93

During 2007, we adopted new accounting guidelines related to Financial Instruments under which our financial assets, other than equity accounted investments and loans receivable, are carried at market values. The December 31, 2006 balances are shown at original cost other than designated trading portfolios that are carried at market. Operating cash flow reflects revaluation gains for securities that are held for trading and instruments that contain embedded derivatives such as convertible or exchangeable debentures. Revaluation gains or losses on other securities are recorded in other comprehensive income and not included in operating cash flow.
The increase in the carrying value of common shares is due to the adjustment to market value of some of our positions where gains existed, and new positions established during the quarter in the normal course of our investment activities. Virtually all of these positions are in companies which hold strategic assets that we would be comfortable owning ourselves.
Operating cash flow includes a net gain of $126 million from the further sales of our holdings of exchangeable debentures during the quarter. This consists of two components: an amount of $100 million which represents the accrued gain on the debentures up to December 31, 2006; and a $26 million gain representing the change in value between March 31, 2007 and the time of sale. Under the transitional rules for Financial Instruments, the $100 million portion of the gain has been recorded directly into retained earnings. We have included this amount in our operating cash flows in this section to ensure that the full gain is recognized in our operating track record. The exchangeable debentures are the only financial instruments we hold that gave rise to a significant adjustment of this nature. The carrying value of this investment at December 31, 2006 represents the original cost of our entire position whereas the June 30, 2007 balance represents the market value of approximately 20% of the original investment following sales during the first and second quarters.
Brookfield Asset Management   |   Q2 /2007 Interim Report      27

Deposit and other liabilities include broker deposit liabilities associated with our securities portfolio and borrowed securities sold short with a value of $51 million at June 30, 2007.
Other Assets
The following is a summary of other assets:

	Net Invested Capital		Operating Cash Flow (Three months ended)
AS AT AND FOR THE THREE MONTHS ENDED	June 30	Dec. 31	June 30	June 30
(MILLIONS)	2007	2006	2007	2006

Accounts receivable	$434	$386
Restricted cash	538	517
Intangible assets	133	130
Prepaid and other assets	814	888

	$1,919	$1,921	$—	$—

Other assets include working capital balances employed in our business that are not directly attributable to specific operating units. The magnitude of these balances varies somewhat based on seasonal variances. These balances include $847 million (2006 – $846 million) associated with Brookfield Properties Corporation and $1,072 million (2006 – $1,075 million) associated with the Corporation.
CAPITAL RESOURCES AND LIQUIDITY
The following sections describe our capitalization and liquidity profile on both a consolidated and deconsolidated basis. The strength of our capital structure and the liquidity that we maintain enables us to achieve a low cost of capital for our shareholders and at the same time provides us with the flexibility to react quickly to potential investment opportunities as they arise, as well as to withstand sudden adverse changes in economic circumstances.
Our primary sources of liquidity consist of our cash and financial assets, net of deposits and other associated liabilities, and undrawn committed credit facilities. These currently total $2.2 billion, relatively unchanged from the balance as at December 31, 2006. Furthermore, we endeavour to structure our invested capital in a manner that enables future monetization of our investments as desired.
CAPITALIZATION

			Book Value				Operating Cash Flow [2] (Three months ended)
	Cost of Capital [1]		Total		Net		Total		Net
AS AT AND FOR THE THREE MONTHS ENDED	June 30	Dec. 31	June 30	Dec. 31	June 30	Dec. 31	June 30		June 30
(MILLIONS)	2007	2006	2007	2006	2007	2006	2007	2006	2007	2006

Corporate borrowings	7%	7%	$1,893	$1,507	$1,893	$1,507	$30	$32	$30	$32
Non-recourse borrowings
Property-specific mortgages	7%	7%	17,407	17,148	—	—	298	143	—	—
Subsidiary borrowings[3]	7%	7%	4,237	4,153	679	668	73	51	16	15
Other liabilities	7%	9%	7,780	6,497	1,763	1,771	131	121	104	83
Capital securities	6%	6%	1,591	1,585	1,591	1,585	23	24	23	24
Non-controlling interest in net assets	20%	19%	3,914	3,734	1,832	1,829	204	118	109	61
Shareholders’ equity
Preferred equity	5%	6%	870	689	870	689	10	10	10	10
Common equity	20%	20%	6,337	5,395	6,337	5,395	430	257	430	257

	9.5%	9.5%	$44,029	$40,708	$14,965	$13,444	$1,199	$756	$722	$482

1	Based on operating cash flows as a percentage of average book value

2	Interest expense in the case of borrowings. Attributable operating cash flows in the case of minority and equity interests, including cash distributions. Current taxes and operating expenses in the case of accounts payable and other liabilities

3	Represents subsidiary obligations guaranteed by the Corporation or issued by corporate subsidiaries
28       Brookfield Asset Management   |   Q2 /2007 Interim Report

Our consolidated capitalization, which includes liabilities and shareholders’ equity was relatively unchanged during the quarter. The book value of our common equity increased to $6.3 billion from $5.4 billion, due to the accumulation of undistributed net earnings as well as unrealized gains on securities. The market value of our common equity capitalization was $25 billion compared to $20 billion at year end.
Our overall weighted average cash cost of capital, using a 20% return objective for our common equity, is 9.5%, unchanged from 2006. This reflects the low cost of non-participating perpetual preferred equity issued over a number of years, as well as the low cost of term debt, capital securities and non-recourse investment grade financings, achievable due to the high quality of our core office properties and power generating plants.
Corporate Borrowings

					Operating Cash Flow [2]
	Cost of Capital [1]		Book Value		Three months ended)
AS AT AND FOR THE THREE MONTHS ENDED	June 30	Dec. 31	June 30	Dec. 31	June 30	June 30
(MILLIONS)	2007	2006	2007	2006	2007	2006

Commercial paper and bank borrowings	5%	5%	$—	$—	$2	$3
Publicly traded term debt	7%	7%	1,847	1,463	27	28
Privately held term debt [3]	6%	6%	46	44	1	1

	7%	7%	$1,893	$1,507	$30	$32

1	As a percentage of average book value of debt

2	Interest expense

3	$46 million is secured by coal assets included in Investments
The average interest rate on our term debt was 7% at quarter end, similar to 2006, and the average term was 12 years (2006 –11 years). During the quarter, we issued $250 million of U.S. 10 year 5.80% notes and C$250 million of Canadian 10 year 5.29% notes.
The Corporation has $960 million of committed corporate credit facilities which are utilized principally as back-up credit lines to support commercial paper issuance. At June 30, 2007, none of these facilities were drawn, although approximately $60 million (2006 – $43 million) of the facilities were utilized for letters of credit issued to support various business initiatives.
Corporate borrowings mature as follows:

	Average	Balance of
(MILLIONS)	Term	2007	2008	2009	2010	2011	Beyond	Total

Commercial paper and bank borrowings	—	$—	$—	$—	$—	$—	$—	$—
Publicly traded term debt	12	—	298	—	199	—	1,350	1,847
Privately held term debt	14	2	2	2	2	2	36	46

Total	12	$2	$300	$2	$201	$2	$1,386	$1,893

Percentage of total		—%	16%	—%	11%	—%	73%	100%

Non-Recourse Borrowings
As part of our financing strategy, we raise the majority of our debt capital in the form of asset specific mortgages or subsidiary obligations. With limited exceptions, these obligations have no recourse to the Corporation.
The nature of these borrowings and activity during the period is discussed within the Operations Review as part of the relevant business unit reviews.
Property-Specific Borrowings
Where appropriate, we finance our operating assets with long-term non-recourse borrowings that have no recourse to the Corporation or our operating entities, such as property specific mortgages and project financings.
      Brookfield Asset Management   |   Q2/2007 Interim Report   29

					Operating Cash Flow [2]
		Cost of Capital [1]	Book Value		(Three months ended)
AS AT AND FOR THE THREE MONTHS ENDED	Average	June 30	June 30	Dec. 31	June 30	June 30
(MILLIONS)	Term	2007	2007	2006	2007	2006

Commercial properties	7	7%	$12,485	$12,470	$182	$84
Power generation	17	8%	3,045	2,704	60	52
Infrastructure	5	6%	1,877	1,974	56	7

	9	7%	$17,407	$17,148	$298	$143

1	As a percentage of average book value

2	Interest expense
During the quarter, we raised $1.3 billion of bridge financing that is secured primarily by Longview Fibre’s timberland operations and has no recourse to the Corporation to fund this acquisition. We are in the process of refinancing this debt with long-term fixed rate financing and have entered into a committed financing agreement. Debt within our transmission operations declined by a similar amount as we no longer consolidate our Chilean transmission operations beginning June 30, 2007.
Other Debt of Subsidiaries
These borrowings are largely corporate debt, issued by way of corporate bonds, bank credit facilities, commercial paper and other types of financial obligations of subsidiaries.

					Operating Cash Flow [2]
		Cost of Capital [1]	Book Value		(Three months ended)
AS AT AND FOR THE THREE MONTHS ENDED	Average	June 30	June 30	Dec. 31	June 30	June 30
(MILLIONS)	Term	2007	2007	2006	2007	2006

Subsidiary borrowing
Properties	2	7%	$1,203	$1,111	$5	$6
Power generation	10	5%	747	684	11	6
Investments	2	6%	864	298	9	24
Corporate subsidiaries	8	10%	649	668	16	15
Co-investor capital
Properties	6	11%	774	803	16	—
Infrastructure	—	—%	—	589	16	—

	5	7%	$4,237	$4,153	$73	$51

1	As a percentage of average book value

2	Interest expense
Infrastructure debt at December 31, 2006 related to our Chilean transmission operations, which are no longer consolidated into our financial results was $589 million.
Other debt of subsidiaries include C$127 million retractable preferred shares issued by corporate subsidiaries that are fully integrated into our ownership structure as well as financial obligations that are guaranteed by the Corporation. The company does not typically guarantee the debts of subsidiaries, with the principal exception being a guarantee of subsidiary debt due on 2015 which was originally issued in 1990, during a higher interest rate environment, that was assumed by the Corporation upon amalgamating with the original guarantor.
Capital Securities

					Operating Cash Flow [2]
		Cost of Capital[1]	Book Value		(Three months ended)
AS AT AND FOR THE THREE MONTHS ENDED	Average	June 30	June 30	Dec. 31	June 30	June 30
(MILLIONS)	Term	2007	2007	2006	2007	2006

Corporate preferred shares and preferred securities	14	6%	$600	$663	$9	$11
Subsidiary preferred shares	7	6%	991	922	14	13

	10	6%	$1,591	$1,585	$23	$24

1	As a percentage of average book value

2	Interest expense
30       Brookfield Asset Management   |   Q2 /2007 Interim Report

Distributions paid on these securities, which are largely denominated in Canadian dollars, are recorded as interest expense, even though all but one of the issues are preferred shares that are convertible into common equity at our option. The holders of the preferred shares also have the right, after a fixed date, to convert the shares into common equity based on the market price of our common shares at that time and, accordingly, these securities are classified as liabilities for Canadian GAAP purposes.
The average distribution yield on the capital securities at June 30, 2007 was 6% (2006 – 6%) and the average term was 10 years (2006 – 12 years). We have been issuing lower cost perpetual preferred shares with more favourable terms and using the proceeds to redeem certain capital securities. To that end, we redeemed C$125 million ($107 million) of 8.35% capital securities due 2050 in January 2007 and completed the redemption of a further C$125 million 8.30% capital securities on July 3, 2007.
Non-Controlling Interests in Net Assets
Non-controlling interests in net assets are comprised of two components: participating interests of other shareholders in our operating assets and subsidiary companies, and non-participating preferred equity issued by subsidiaries.

	Number of Shares /	Invested Capital				Operating Cash Flow [1]		(Three months ended)
	% Interest	Total		Net		Total		Net
AS AT AND FOR THE THREE MONTHS ENDED	June 30	June 30	Dec. 31	June 30	Dec. 31		June 30		June 30
(MILLIONS)	2007	2007	2006	2007	2006	2007	2006	2007	2006

Participating interests
Property
Brookfield Properties Corporation	201.7 / 50%	$1,662	$1,633	$1,662	$1,633	$106	$58	$106	$58
Brookfield Homes Corporation	12.5 / 47%	191	174	—	—	4	21	—	—
Property funds and other	various	718	601	—	—	49	7	—	—
Power generation	various	189	203	—	—	13	16	—	—
Infrastructure
Timberlands	50% / 70%	340	338	—	—	12	10	—	—
Transmission	—%	—	242	—	—	3	—	—	—
Other	various	644	347	—	—	14	3	—	—

		3,744	3,538	1,662	1,633	201	115	106	58
Non-participating interests		170	196	170	196	3	3	3	3

		$3,914	$3,734	$1,832	$1,829	$204	$118	$109	$61

1	Represents share of operating cash flows attributable to the interests of the respective shareholders and includes cash distributions
We include Brookfield Properties on a fully consolidated basis in our segmented basis of presentation and accordingly the interests of others in these operations are reflected in both the total and net results. The other entities shown above are presented on a deconsolidated basis in our segmented analysis, and, as a result, the interests of other shareholders are presented in total invested capital and total operating cash flow only. These interests are discussed as appropriate within each of the operating segments. The total operating cash flow attributable to these interests is shown as a deduction in arriving at the net operating cash flow for each respective business unit.
Operating cash flow distributed to other non-controlling shareholders in the form of cash dividends totalled $45 million ($28 million on a net basis) in the second quarter of 2007 compared with $42 million ($21 million on a net basis) for the same period in 2006. The undistributed cash flows attributable to non-controlling shareholders are retained in the respective operating businesses and are available to expand their operations, reduce indebtedness or repurchase equity.
Brookfield Asset Management    |   Q2 /2007 Interim Report     31

Other Liabilities and Operating Costs

	Invested Capital				Operating Cash Flow (Three months ended)
	Total		Net		Total		Net
AS AT AND FOR THE THREE MONTHS ENDED	June 30	Dec. 31	June 30	Dec. 31	June 30		June 30
(MILLIONS)	2007	2006	2007	2006	2007	2006	2007	2006

Accounts payable	$1,656	$1,778	$1,002	$952
Insurance liabilities	1,789	1,619	—	—
Deferred tax liability	1,227	436	402	349
Other liabilities	3,108	2,664	359	470

Other operating costs
Corporate and asset management					$63	$40	$52	$38
Property services expenses					42	44	42	44
Cash taxes					26	37	10	1

	$7,780	$6,497	$1,763	$1,771	$131	$121	$104	$83

Accounts payable and other liabilities, which include $721 million associated with Brookfield Properties ($616 million at year end), were relatively unchanged from year end.
Insurance liabilities increased during the quarter due to the expansion of these operations which resulted in a corresponding increase in the securities held within these operations. Deferred taxes represent future tax obligations that arise largely due to holding assets whose book value exceeds their value for tax purposes. The increase in these balances relate primarily to the difference between our purchase cost of Longview Fibre and the underlying tax basis of the acquired assets. We expect to be able to restructure our ownership of this business so that the accounting liability will not give rise to any material cash outlay.
Operating costs include those of Brookfield Properties, and reflect the costs of our asset management activities as well as costs which are not directly attributable to specific business units. Corporate and asset management costs increased from $38 million in 2006 to $52 million in 2007 on a net basis, due to the continued expansion of our business and increased level of activity, in particular costs associated with the integration of a major property portfolio, a number of major corporate and asset management initiatives and the expanded resources requirements.
Cash taxes relate principally to the taxable income generated within our operations and in jurisdictions that cannot be fully offset by tax losses elsewhere in the business. The decline in total cash taxes is due primarily to reduced taxable income within our U.S. residential business, whereas the increase in net cash taxes relates largely to asset dispositions and operating in jurisdictions where we are taxable on a current basis.
Preferred Equity
Preferred equity represents perpetual floating rate preferred shares that provide an attractive form of permanent equity leverage to our common shares.

					Operating Cash Flow[2]
	Cost of Capital[1]		Book Value		(Three months ended)
AS AT AND FOR THE THREE MONTHS ENDED	June 30	Dec. 31	June 30	Dec. 31	June 30
(MILLIONS)	2007	2006	2007	2006	2007	2006

Preferred equity	5%	6%	$870	$689	$10	$10

1	As a percentage of average book value

2	Dividends
We issued C$200 million of 4.75% perpetual preferred shares during the second quarter, in addition to an issue of equivalent amount and terms in late 2006.
32       Brookfield Asset Management  |  Q2 /2007 Interim Report

Common Equity
On a diluted basis, Brookfield had 613.4 million common shares outstanding at quarter end with an aggregate book value of $6.3 billion or $11.07 per share. The market capitalization of our common shares on June 30, 2007 was $24.9 billion or $39.90 per share. The difference of $18.6 billion (2006 – $14.5 billion) reflects in part the appreciation in the value of our assets that is not reflected in our book values due to accounting depreciation and economic appreciation, and acquisitions that were completed at a discount to long-term value.
The number of shares outstanding increased by 2.6 million shares on a diluted basis during the first six months of 2007. We repurchased 0.4 million common shares under issuer bids and issued 3.2 million options in connection with annual compensation awards.
Brookfield has two classes of common shares outstanding: Class A and Class B. Each class of shares elects one-half of the Corporation’s Board of Directors. The Class B shares are held by Partners Ltd., a private company owned by 45 individuals, including a number of the senior executive officers of Brookfield, who collectively hold direct and indirect beneficial interests in approximately 103 million Class A shares representing an approximate 17% equity interest in the company. Further details on Partners Ltd. can be found in the company’s management information circular.
Deconsolidated Capitalization
The capitalization of the Corporation on a deconsolidated basis (i.e. excluding the capitalization of Brookfield Properties Corporation and other entities otherwise included in our consolidated financial statements), together with relevant credit statistics is as follows:

					Operating Cash Flow (Three months ended)
	Market Value[1]		Book Value		Underlying				Remitted
AS AT AND FOR THE THREE MONTHS ENDED	June 30	Dec. 31	June 30	Dec. 31	June 30		June 30		June 30		June 30
(MILLIONS)	2007	2006	2007	2006	2007		2006		2007		2006

Corporate borrowings	$1,893	$1,507	$1,893	$1,507	$30		$32		$30		$32
Subsidiary borrowings [2]	679	668	679	668	16		15		16		15
Other liabilities	1,042	983	1,042	983	99		65		99		65
Capital securities	600	663	600	663	9		11		9		11
Non-controlling interests	35	69	35	69	—		—		—		—
Shareholders’ equity
Preferred equity	870	689	870	689	10		10		10		10
Common equity	24,926	19,947	6,337	5,395	430		257		348		173

Total capitalization / cash flows	$30,045	$24,526	$11,456	$9,974	$594		$390		$512		$306

Debt to total capitalization [3]	9%	9%	22%	22%
Interest coverage [4]					13	x	8	x	11	x	7	x
Fixed charge coverage [5]					9	x	6	x	8	x	5	x

1	Common equity values based on period end market prices

2	Guaranteed by the Corporation or issued by corporate subsidiaries

3	Corporate and subsidiary borrowings as a percentage of total capitalization

4	Total cash flows divided by interest on corporate and subsidiary borrowings

5	Total cash flows divided by interest on corporate and subsidiary borrowings and distributions on capital securities and preferred equity
We target a debt to capitalization level on a book value basis of between 20% and 30%.
Our financial assets, associated deposits and liabilities and committed bank facilities are described further on pages 27 and 29 of this report and represent liquidity of $2.2 billion as at June 30, 2007. We held $2.1 billion of similar liquidity at the end of 2006.
Brookfield Asset Management    |    Q2 /2007 Interim Report      33

SUPPLEMENTAL ANALYSIS OF CONSOLIDATED FINANCIAL STATEMENTS
The information in this section enables the reader to reconcile this basis of presentation to that employed in our Operations Review. We also provide additional information for items not covered within that section. The tables presented on pages 41 to 43 provide a detailed reconciliation between our consolidated financial statements and the basis of presentation throughout the balance of this report.
Consolidated Statements of Income
The following table summarizes our consolidated statements of net income:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUNE 30 (MILLIONS)	2007	2006	2007	2006

Revenues	$2,125	$1,405	$3,966	$2,588

Net operating income	1,094	705	2,228	1,416
Expenses
Interest	(424)	(250)	(822)	(474)
Current income taxes	(26)	(37)	(46)	(51)
Asset management and other operating costs	(105)	(84)	(215)	(155)
Non-controlling interests in the foregoing	(204)	(118)	(409)	(218)

	335	216	736	518
Other items, net of non-controlling interests	(182)	(81)	(388)	(204)

Net income	$153	$135	$348	$314

Revenues

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUNE 30 (MILLIONS)	2007	2006	2007	2006

Property	$929	$712	$1,783	$1,354
Power generation	257	225	520	493
Infrastructure	184	79	308	129
Specialty funds	421	94	656	137
Investment income and other	334	295	699	475

	$2,125	$1,405	$3,966	$2,588

Property revenues increased due to the expansion of our operations including the acquisition of the U.S. portfolio in late 2006, which contributed revenues of $224 million and $446 million respectively, during the three months and six months ended June 30, 2007. Within our other infrastructure operations: revenues in our infrastructure operations increased with acquisition of the Pacific Northwest operations during the second quarter of 2007; and the acquisition of a electricity transmission system in Chile in June 2006. Our specialty funds revenues increased due to the consolidation of revenues from Western Forest Products and Concert Industries and increased yields from loans issued during the year.
Net Operating Income
Net operating income includes the following items from our consolidated statement of income: fees earned; other operating revenues less direct operating expenses; investment and other income; and realization gains. These items are described for each business unit in the Operations Review beginning on page 10.
34       Brookfield Asset Management   |    Q2 /2007 Interim Report

The following table reconciles total operating cash flow in the segmented basis of presentation presented on page 8 and net operating income:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUNE 30 (MILLIONS)	2007	2006	2007	2006

Total operating cash flow	$1,199	$756	$2,503	$1,472
Less: dividends from equity accounted investments	(5)	(51)	(10)	(56)
exchangeable debenture gains	(100)	—	(265)	—

Net operating income	$1,094	$705	$2,228	$1,416

Expenses
The following table reconciles total interest expense to the categories discussed in the Operations Review and Capital Resources and Liquidity sections.

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUNE 30 (MILLIONS)	2007	2006	2007	2006

Corporate borrowings	$30	$32	$61	$62
Property-specific mortgages	298	143	582	286
Subsidiary borrowings	73	51	134	78
Capital securities	23	24	45	48

	$424	$250	$822	$474

Interest expense on secured debt within our North American core office portfolio increased by nearly $100 million, due almost entirely to carrying charges associated with the acquisition of a large U.S. portfolio in late 2006. Debt associated with the Chilean transmission operations increased interest expense from property specific and subsidiary borrowings by $30 million and $16 million, respectively.
The interests of non-controlling parties in net operating income less expenses aggregated $204 million on a consolidated basis during the quarter, compared with $118 million on a similar basis during 2006. The increase was due to the overall increase in operating cash flows within existing partially owned operations, as well as the formation of additional partially owned operations during 2006 that are consolidated in our financial results. Most of the increase was attributable to co-investors in our Canadian residential operations and our North American core office property operations, including the U.S. property fund acquisition completed in late 2006. The composition of non-controlling interests is detailed in the table on page 31.
Other Items
Other items are summarized in the following table, and include items that are non-cash in nature and not considered by us to form part of our operating cash flow. Accordingly, they are included in the reconciliation between net income and operating cash flow presented on page 9.

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUNE 30 (MILLIONS)	2007	2006	2007	2006

Depreciation and amortization	$(267)	$(127)	$(490)	$(231)
Equity accounted income (loss) from investments	(29)	3	(68)	(19)
Other provisions	11	70	16	90
Future income taxes	(69)	(86)	(134)	(157)
Non-controlling interests in the foregoing items	172	59	288	113

	$(182)	$(81)	$(388)	$(204)

Brookfield Asset Management    |    Q2 /2007 Interim Report      35

Depreciation and amortization prior to non-controlling interests increased due to the acquisition of additional assets in a number of segments during 2006. Depreciation and amortization for each principal operating segment is summarized in the following table:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUNE 30 (MILLIONS)	2007	2006	2007	2006

Property	$154	$62	$296	$116
Power generation	40	33	77	62
Infrastructure	50	13	78	20
Specialty funds and private equity investments	21	18	36	30
Other	2	1	3	3

	$267	$127	$490	$231

The following table summarizes earnings from our equity accounted investments for the second quarter of 2007 and 2006:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUNE 30 (MILLIONS)	2007	2006	2007	2006

Norbord	$(6)	$12	$(12)	$34
Fraser Papers	(19)	(9)	(24)	(53)
Stelco	(4)	—	(32)	—

	$(29)	$3	$(68)	$(19)

Norbord and Fraser Papers were impacted by low product prices in North America. Fraser Papers also faced higher input costs and Stelco incurred additional charges in respect of its operational restructurings however the company is achieving considerable improvements and is well positioned as steel markets continue to consolidate. We record our share of Stelco’s results one quarter in arrears, however because the carrying value to our investment is nominal, we do not expect to record any amount in respect of their second quarter results.
Other provisions, which largely represent revaluation items, contributed $11 million to net income in the second quarter compared with $70 million in 2006 and are summarized in the following table:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUNE 30 (MILLIONS)	2007	2006	2007	2006

Norbord exchangeable debentures	$(19)	$34	$(8)	$50
Interest rate contracts	62	36	56	40
Power contracts	(20)	—	(20)	—
Other	(12)	—	(12)	—

	$11	$70	$16	$90

Revaluation items are non-cash accounting adjustments that we are required to record under GAAP to reflect changes in value of contractual arrangements that we do not believe are appropriately included in operating cash flow. Items being revalued include debentures issued by us that are exchangeable into 20 million Norbord common shares, which are revalued based on changes in the Norbord share price during the period. We hold the 20 million shares into which the debentures are exchangeable, but are not permitted to mark the investment to market.
Revaluation items also include the impact of revaluing fixed rate financial contracts that we maintain in order to provide an economic hedge against the impact of possible higher interest rates on the value of our long duration interest sensitive assets. Accounting rules require that we revalue certain of these contracts each period even if the corresponding assets are not revalued.
Within our power operations, we enter into long-term contracts to provide generation capacity, and are required to record changes in the value of these contracts through net income whereas we are not permitted to record the corresponding increase in the value of the capacity that we have pre-sold.
Our future income tax provision was lower than in 2006, due principally to the inclusion in that year of charges related to a reduction in income tax rates that lowered the value of our tax pools. Future income taxes in the first quarter of 2007 included a reversal of an income tax liability associated with our U.S. homebuilding operations following the receipt of a final assessment from income tax authorities in respect of a prior tax year.
36       Brookfield Asset Management  |    Q2 /2007 Interim Report

Consolidated Balance Sheets
Total assets at book value increased to $44.0 billion as at June 30, 2007 from $40.7 billion at the end of 2006.

	Book Value
	June 30	Dec. 31
(MILLIONS)	2007	2006

Assets
Cash and cash equivalents and financial assets	$3,532	$2,869
Investments	1,018	775
Accounts receivable and other	6,518	5,951
Goodwill	668	669
Operating assets
Property, plant and equipment	29,297	28,082
Securities	2,245	1,711
Loans and notes receivable	751	651

	$44,029	$40,708

Investments
Investments represent equity accounted interests in partially owned companies including Norbord, Fraser Papers and Stelco, as set forth in the following table, which are discussed further within the relevant business segments in the Operations Review.

		Number of Shares		% of Investment		Book Value
	Business	June 30	Dec. 31	June 30	Dec. 31	June 30	Dec. 31
(MILLIONS)	Segment	2007	2006	2007	2006	2007	2006

Norbord Inc.	Investments	55.5	54.4	38%	38%	$163	$178
Fraser Papers Inc.	Investments	14.6	14.4	49%	49%	120	141
Stelco Inc.	Specialty Funds	6.2	6.2	23%	23%	—	44
Real Estate Finance Fund	Specialty Funds			27%	33%	141	139
Chile transmission	Transmission			28%	28%	327	—
Brazil transmission [1]	Transmission			7.5-25%	7.5-25%	171	157
Other	Various					96	116

Total						$1,018	$775

1	Investment: — five separate Brazilian transmission entities
Accounts Receivable and Other
The principal change since year end is the adoption of equity accounting for our Chilean transmission operations in June 2007 to reflect changes in our ownership structure.

	Book Value
	June 30	Dec. 31
(MILLIONS)	2007	2006

Accounts receivable	$1,754	$1,593
Prepaid expenses and other assets	3,213	3,053
Restricted cash	957	960
Inventory	594	345

	$6,518	$5,951

These balances include amounts receivable by the company in respect of contracted revenues owing but not yet collected, and dividends, interest and fees owing to the company. Prepaid expenses and other assets include amounts accrued to reflect the straight-lining of long-term contracted revenues and capitalized lease values in accordance with accounting guidelines. Prepaid and other include lease values and other tenant relationships on the purchase of the U.S. core office portfolio in late 2006. Restricted cash represents cash balances placed on deposit in connection with financing arrangements and insurance contracts, including the defeasement of long-term property-specific mortgages. The distribution of these assets among our business units is presented in the tables on page 40.
Brookfield Asset Management   |    Q2 /2007 Interim Report      37

Goodwill
Goodwill represents purchase consideration that is not specifically allocated to the tangible and intangible assets being acquired. The balance as at June 30, 2007 includes $477 million of goodwill incurred on the acquisition of Longview Fibre Company during the second quarter of 2007 as discussed within the Infrastructure segment. Goodwill as at December 31, 2006 included an amount of $483 million that arose from the purchase of a transmission system in Chile during 2006. We commenced equity accounting this investment in June 2007 and accordingly no longer present this amount as goodwill.
Property, Plant and Equipment

	Book Value
	June 30	Dec. 31
(MILLIONS)	2007	2006

Property
Commercial properties	$17,069	$17,091
Residential properties	1,533	1,444
Development properties	2,062	1,679

	20,664	20,214
Power generation	4,713	4,309
Infrastructure	3,232	2,940
Other plant and equipment	688	619

	$29,297	$28,082

The changes in these balances are discussed within each of the relevant business units within our Operations Review. Commercial properties includes core office, opportunity and retail property assets.
Securities
Securities include $1.6 billion (2006 – $1.4 billion) of largely fixed income securities held through our insurance operations, as well as our $182 million (2006 – $182 million) common share investment in Canary Wharf Group, which is included in our core office property operations and continues to be carried at historic cost.
Loans and Notes Receivable
Loans and notes receivable consist largely of loans advanced by our bridge lending operations, included in Specialty Funds.
Consolidated Statements of Cash Flows
The following table summarizes the company’s cash flows on a consolidated basis as set forth in the consolidated statement of cash flows on page 51:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUNE 30 (MILLIONS)	2007	2006	2007	2006

Operating activities	$331	$377	$718	$643
Financing activities	1,898	885	1,589	1,370
Investing activities	(2,115)	(1,496)	(2,176)	(2,288)

Increase (decrease) in cash and cash equivalents	$114	$(234)	$131	$(275)

38      Brookfield Asset Management    |    Q2 /2007 Interim Report

Operating Activities
Cash flow from operating activities is reconciled to the operating cash flow measure utilized elsewhere in this report as follows:

	Three Months Ended		Six Months Ended
FOR THE PERIODS ENDED JUNE 30 (MILLIONS)	2007	2006	2007	2006

Operating cash flow	$440	$267	$1,011	$574
Adjust for:
Net change in working capital balances and other	(165)	33	(317)	(64)
Gain on sale of exchangeable debenture	(100)	—	(265)	—
Undistributed non-controlling interests in cash flow	156	77	289	133

Cash flow from operating activities	$331	$377	$718	$643

Operating cash flow is discussed in detail elsewhere in this report. We invested additional capital into working capital balances due to the expansion of our operating base and activity in our residential property operations.
We retained $156 million (2006 – $77 million) of operating cash flow within our consolidated subsidiaries in excess of that distributed by way of dividends
Financing Activities
Financing activities generated $1,898 million of cash during the second quarter of 2007, compared with $885 million in 2006. During the quarter, we completed a number of refinancings within our property, power and infrastructure operations, lengthening our maturity profile, although the net debt levels were relatively unchanged.
During the second quarter of 2007, we raised $356 million of net proceeds through long-term corporate borrowings at the corporate and subsidiary level, and also completed a number of property specific mortgages resulting in net proceeds of $1,073 million. Debt assumed on business acquisitions is not reflected as a cash item for the purposes of preparing the consolidated statement of cash flows on a GAAP basis.
We paid shareholder distributions to holders of our common and preferred shares totaling $77 million (2006 – $70 million). We did not issue or repurchase any meaningful amounts of corporate or subsidiary equity during either period.
Investing Activities
We invested net capital of $2,115 million on a consolidated basis during the second quarter of 2007, compared with a net investment of $1,496 million during the same period in 2006. During the most recent quarter, we acquired timberlands in the Pacific Northwest for a purchase cost, excluding assumed debt, of approximately $1.6 billion that is included in infrastructure operations. We also funded additional bridge loans within our specialty funds group, and completed acquisitions of office properties within our core office and opportunity property groups, and invested additional capital through the acquisition and development of power facilities.
Brookfield Asset Management   |   Q2 /2007 Interim Report      39

Reconciliation of Segmented Disclosure to Consolidated Financial Statements
Balance Sheet

	AS AT JUNE 30, 2007
						Cash and
				Specialty	Invest-	Financial	Other
(MILLIONS)	Property	Power	Infrastructure	Funds	ments	Assets	Assets	Corporate	Consolidated

Assets
Operating assets
Property, plant and equipment
Property	$20,453	$—	$107	$—	$104	$—	$—	$—	$20,664
Power generation	—	4,713	—	—	—	—	—	—	4,713
Infrastructure	—	—	3,232	—	—	—	—	—	3,232
Other plant and equipment	—	—	—	505	183	—	—	—	688
Securities	182	—	—	(14)	2,077	—	—	—	2,245
Loans and notes receivable	—	—	—	658	93	—	—	—	751
Cash and cash equivalents	319	74	75	44	269	554	—	—	1,335
Financial assets	(16)	698	1	332	(1)	1,183	—	—	2,197
Investments	2	—	498	205	291	22	—	—	1,018
Accounts receivable and other	1,866	501	151	455	1,446	305	1,794	—	6,518
Goodwill	—	32	477	—	34	—	125	—	668

Total assets	$22,806	$6,018	$4,541	$2,185	$4,496	$2,064	$1,919	$—	$44,029

Liabilities and shareholders’ equity
Corporate borrowings	$—	$—	$—	$—	$—	$—	$—	$1,893	$1,893
Property-specific financing	12,485	3,045	1,877	—	—	—	—	—	17,407
Other debt of subsidiaries	1,951	747	8	292	311	249	—	679	4,237
Accounts payable and other liabilities	1,564	563	728	251	2,388	523	—	1,763	7,780
Capital securities	—	—	—	—	—	—	—	1,591	1,591
Non-controlling interests in net assets	870	229	341	373	262	7	—	1,832	3,914
Preferred equity	—	—	—	—	—	—	—	870	870
Common equity / net invested capital	5,936	1,434	1,587	1,269	1,535	1,285	1,919	(8,628)	6,337

Total liabilities and shareholders’ equity	$22,806	$6,018	$4,541	$2,185	$4,496	$2,064	$1,919	$—	$44,029

	AS AT DECEMBER 31, 2006
						Cash and
				Specialty	Invest-	Financial	Other
(MILLIONS)	Property	Power	Infrastructure	Funds	ments	Assets	Assets	Corporate	Consolidated

Assets
Operating assets
Property, plant and equipment
Property	$20,105	$—	$111	$—	$(2)	$—	$—	$—	$20,214
Power generation	—	4,309	—	—	—	—	—	—	4,309
Infrastructure	—	—	2,940	—	—	—	—	—	2,940
Other plant and equipment	—	—	—	453	166	—	—	—	619
Securities	182	—	—	29	1,500	—	—	—	1,711
Loans and notes receivable	—	—	—	645	6	—	—	—	651
Cash and cash equivalents	418	86	35	42	318	305	—	—	1,204
Financial assets	(15)	532	81	23	—	1,044	—	—	1,665
Investments	—	—	157	160	439	19	—	—	775
Accounts receivable and other	1,454	436	526	445	990	305	1,795	—	5,951
Goodwill	—	27	483	—	33	—	126	—	669

Total assets	$22,144	$5,390	$4,333	$1,797	$3,450	$1,673	$1,921	$—	$40,708

Liabilities and shareholders’ equity
Corporate borrowings	$—	$—	$—	$—	$—	$—	$—	$1,507	$1,507
Property-specific financing	12,470	2,704	1,974	—	—	—	—	—	17,148
Other debt of subsidiaries	1,889	684	596	175	67	74	—	668	4,153
Accounts payable and other liabilities	1,380	419	317	250	1,914	446	—	1,771	6,497
Capital securities	—	—	—	—	—	—	—	1,585	1,585
Non-controlling interests in net assets	849	215	582	190	65	4	—	1,829	3,734
Preferred equity	—	—	—	—	—	—	—	689	689
Common equity / net invested capital	5,556	1,368	864	1,182	1,404	1,149	1,921	(8,049)	5,395

Total liabilities and shareholders’ equity	$22,144	$5,390	$4,333	$1,797	$3,450	$1,673	$1,921	$—	$40,708

40      Brookfield Asset Management  |    Q2 /2007 Interim Report

Results from Operations

	FOR THE SIX MONTHS ENDED JUNE 30, 2007
							Investment
	Asset				Specialty		Income /
(MILLIONS)	Management	Property	Power	Infrastructure	Funds	Investments	Gains	Corporate	Consolidated

Fees earned	$227	$—	$—	$—	$—	$—	$—	$—	$227
Revenues Less Direct Operating Costs
Property	—	1,047	—	4	—	(4)	—	—	1,047
Power generation	—	—	358	—	—	—	—	—	358
Infrastructure	—	—	—	203	—	—	—	—	203
Specialty funds	—	—	—	—	121	—	—	—	121
Investment and other income	—	—	—	6	2	107	157	—	272

	227	1,047	358	213	123	103	157	—	2,228
Expenses
Interest	—	418	133	115	9	6	4	137	822
Asset management and other operating costs	—	—	—	—	—	13	—	202	215
Current income taxes	—	11	5	4	1	15	—	10	46
Non-controlling interests	—	114	32	31	25	6	—	201	409

Net income before the following	227	504	188	63	88	63	153	(550)	736
Dividends from Norbord	—	—	—	—	—	10	—	—	10
Exchangeable debenture gain	—	—	—	—	—	—	265	—	265

Cash flow from operations	227	504	188	63	88	73	418	(550)	1,011
Preferred share dividends	—	—	—	—	—	—	—	19	19

Cash flow to common shareholders	$227	$504	$188	$63	$88	$73	$418	$(569)	$992

	FOR THE SIX MONTHS ENDED JUNE 30, 2006
							Investment
	Asset				Specialty		Income /
(MILLIONS)	Management	Property	Power	Infrastructure	Funds	Investments	Gains	Corporate	Consolidated

Fees earned	$123	$—	$—	$—	$—	$—	$—	$—	$123
Revenues Less Direct Operating Costs
Property	—	619	—	—	—	—	—	—	619
Power generation	—	—	356	—	—	—	—	—	356
Infrastructure	—	—	—	76	—	—	—	—	76
Specialty funds	—	—	—	—	68	—	—	—	68
Investment and other income	—	—	—	—	—	(10)	184	—	174

	123	619	356	76	68	(10)	184	—	1,416
Expenses
Interest	—	178	113	15	2	25	—	141	474
Asset management and other operating costs	—	—	—	—	—	7	—	148	155
Current income taxes	—	42	—	—	—	8	—	1	51
Non-controlling interests	—	37	31	13	3	(1)	5	130	218

Net income before the following	123	362	212	48	63	(49)	179	(420)	518
Dividend from Norbord	—	—	—	—	—	56	—	—	56

Cash flow from operations	123	362	212	48	63	7	179	(420)	574
Preferred share dividends	—	—	—	—	—	—	—	20	20

Cash flow to common shareholders	$123	$362	$212	$48	$63	$7	$179	$(440)	$554

Brookfield Asset Management   |   Q2 /2007 Interim Report      41

Results from Operations

	FOR THE THREE MONTHS ENDED JUNE 30, 2007
							Investment
	Asset				Specialty		Income /
(MILLIONS)	Management	Property	Power	Infrastructure	Funds	Investments	Gains	Corporate	Consolidated

Fees earned	$95	$—	$—	$—	$—	$—	$—	$—	$95
Revenues Less Direct Operating Costs
Property	—	512	—	2	—	(1)	—	—	513
Power generation	—	—	170	—	—	—	—	—	170
Infrastructure	—	—	—	114	—	—	—	—	114
Specialty funds	—	—	—	—	59	—	—	—	59
Investment and other income	—	—	—	3	1	67	72	—	143

	95	512	170	119	60	66	72	—	1,094
Expenses
Interest	—	205	69	72	5	—	4	69	424
Asset management and other operating costs	—	—	—	—	—	6	—	99	105
Current income taxes	—	6	3	1	1	10	—	5	26
Non-controlling interests	—	55	15	10	13	2	—	109	204

Net income before the following	95	246	83	36	41	48	68	(282)	335
Dividends from Norbord	—	—	—	—	—	5	—	—	5
Exchangeable debenture gain	—	—	—	—	—	—	100	—	100

Cash flow from operations	95	246	83	36	41	53	168	(282)	440
Preferred share dividends	—	—	—	—	—	—	—	10	10

Cash flow to common shareholders	$95	$246	$83	$36	$41	$53	$168	$(292)	$430

	FOR THE THREE MONTHS ENDED JUNE 30, 2006
							Investment
	Asset				Specialty		Income /
(MILLIONS)	Management	Property	Power	Infrastructure	Funds	Investments	Gains	Corporate	Consolidated

Fees earned	$69	$—	$—	$—	$—	$—	$—	$—	$69
Revenues Less Direct Operating Costs
Property	—	337	—	—	—	—	—	—	337
Power generation	—	—	156	—	—	—	—	—	156
Infrastructure	—	—	—	30	—	—	—	—	30
Specialty funds	—	—	—	—	29	—	—	—	29
Investment and other income	—	—	—	—	—	(13)	97	—	84

	69	337	156	30	29	(13)	97	—	705
Expenses
Interest	—	89	58	7	2	23	—	71	250
Asset management and other operating costs	—	—	—	—	—	2	—	82	84
Current income taxes	—	28	—	—	—	8	—	1	37
Non-controlling interests	—	28	17	10	3	(5)	4	61	118

Net income before the following	69	192	81	13	24	(41)	93	(215)	216
Dividend from Norbord	—	—	—	—	—	51	—	—	51

Cash flow from operations	69	192	81	13	24	10	93	(215)	267
Preferred share dividends	—	—	—	—	—	—	—	10	10

Cash flow to common shareholders	$69	$192	$81	$13	$24	$10	$93	$(225)	$257

42      Brookfield Asset Management  |    Q2 /2007 Interim Report

BUSINESS ENVIRONMENT AND RISKS
Brookfield’s financial results are impacted by: the performance of each of our operations and various external factors influencing the specific sectors and geographic locations in which we operate; macro-economic factors such as economic growth, changes in currency, inflation and interest rates; regulatory requirements and initiatives; and litigation and claims that arise in the normal course of business. These factors are described in our annual report and our annual information form, both of which are available on our web site and at www.sedar.com.
SUPPLEMENTAL INFORMATION
This section contains information required by applicable continuous disclosure guidelines and to facilitate additional analysis.
Quarterly Results
Net income for the eight recently completed quarters are as follows:

	2007		2006				2005
(MILLIONS)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Total revenues	$2,125	$1,841	$2,904	$1,405	$1,405	$1,183	$1,740	$1,356

Fees earned	95	132	70	64	69	54	106	58
Revenues less direct operating costs
Property	513	534	865	380	337	282	461	270
Power generation	170	188	142	122	156	200	128	92
Infrastructure	114	89	70	80	30	46	15	19
Specialty funds	59	62	131	29	29	39	11	17
Investment and other income	143	129	227	180	84	90	8	95

	1,094	1,134	1,505	855	705	711	729	551
Expenses
Interest	424	398	420	291	250	224	229	218
Asset management and other operating costs	105	110	108	70	84	71	87	60
Current income taxes	26	20	68	23	37	14	88	28
Non-controlling interest in net income before the following	204	205	142	108	118	100	151	74

Net income before the following	335	401	767	363	216	302	174	171
Equity accounted income (loss) from investments	(29)	(39)	(10)	(7)	3	(22)	9	34
Gains on disposition of Falconbridge	—	—	—	—	—	—	—	785
Depreciation and amortization	(267)	(223)	(233)	(136)	(127)	(104)	(103)	(102)
Provisions and other	11	5	(37)	4	70	20	10	(13)
Future income taxes	(69)	(65)	3	(49)	(86)	(71)	(5)	(167)
Non-controlling interests in the foregoing items	172	116	121	70	59	54	66	28

Net income	$153	$195	$611	$245	$135	$179	$151	$736

Brookfield Asset Management   |   Q2 /2007 Interim Report      43

Cash flow from operations for the last eight quarters are as follows:

	2007		2006				2005
(MILLIONS, EXCEPT PER SHARE AMOUNTS)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Net income before the following	$335	$401	$767	$363	$216	$302	$174	$171
Dividends from equity accounted investments	5	5	5	5	51	5	5	5
Dividends from Canary Wharf	—	—	87	—	—	—	73	110
Exchangeable debenture gain	100	165	—	—	—	—	—	—

Cash flow from operations and gains	440	571	859	368	267	307	252	286
Preferred share dividends	10	9	8	7	10	10	10	8

Cash flow to common shareholders	$430	$562	$851	$361	$257	$297	$242	$278

Common equity – book value	$6,337	$6,061	$5,395	$4,905	$4,721	$4,663	$4,514	$4,586
Common shares outstanding [1]	583.6	582.2	581.8	581.0	580.2	579.8	579.6	587.5
Per common share [1]
Cash flow from operations	$0.72	$0.93	$1.42	$0.60	$0.43	$0.50	$0.41	$0.46
Net income	0.24	0.31	1.01	0.40	0.20	0.29	0.24	1.21
Dividends	0.12	0.11	0.11	0.11	0.11	0.07	0.07	0.07
Book value	11.07	10.59	9.37	8.60	8.31	8.19	7.87	7.89
Market trading price (NYSE)	39.90	34.84	32.12	29.56	27.08	24.47	22.37	20.71
Market trading price (TSX) – C$	42.61	40.23	37.57	32.95	29.91	28.57	26.05	24.06

1	Adjusted to reflect three-for-two stock split
Contractual Obligations and Guarantees
Our annual report contains a table and description of our contractual obligations, which consist largely of long term financial obligations, as well as commitments to provide bridge financing, and letters of credit and guarantees provided in respect of power sales contracts and reinsurance obligations in the normal course of business.
We submitted an all-cash offer to acquire 100% of the Multiplex Group stapled securities during the quarter for A$5.05 per share. The total value of the offer is approximately $3.5 billion, which we expect to close during the second half of 2007.
Corporate Dividends
The distributions paid by Brookfield on outstanding securities during the first six months of 2007 and the same period in 2006 and 2005 are as follows:

	Distribution per Security
	2007	2006	2005

Class A Common Shares [1]	$0.23	$0.18	$0.13
Class A Preferred Shares
Series 2	0.46	0.41	0.30
Series 3 [2]	—	—	1,050.45
Series 4 + Series 7	0.46	0.41	0.30
Series 8	0.48	0.50	0.35
Series 9	0.48	0.62	0.57
Series 10	0.63	0.63	0.58
Series 11	0.61	0.60	0.55
Series 12	0.59	0.59	0.54
Series 13	0.46	0.41	0.30
Series 14	1.66	1.42	1.08
Series 15	0.52	0.46	0.30
Series 17 3	0.52	—	—
Series 18 4	0.15	—	—
Preferred Securities
Due 2050 5	0.01	0.92	0.84
Due 2051	0.91	0.91	0.84

1	Adjusted to reflect three-for-two stock split

2	Redeemed November 8, 2005

3	Issued November 20, 2006

4	Issued May 9, 2007

5	Redeemed January 2, 2007
44      Brookfield Asset Management  |    Q2 /2007 Interim Report

Related Party Transactions
In the normal course of operations, the company enters into various transactions on market terms with related parties which have been measured at exchange value and are recognized in the consolidated financial statements. There were no such transactions, individually or in aggregate, that were material to our overall operations.
Additional Share Data
Issued and Outstanding Common Shares
During the six months ended June 30, 2007 and the year ended December 31, 2006, the number of issued and outstanding common shares changed as follows:

	Six months ended	Year ended
(MILLIONS)	June 30, 2007 [1]	December 31, 2006 [1]

Outstanding at beginning of period	581.8	579.6
Issued (repurchased)
Dividend reinvestment plan	—	0.1
Management share option plan	2.2	2.4
Issuer bid purchases	(0.4)	(0.3)

Outstanding at end of period	583.6	581.8
Unexercised options	29.8	29.0

Total diluted common shares at end of period	613.4	610.8

1	Adjusted to reflect three-for-two stock split
In calculating our book value per common share, the cash value of our unexercised options of $453 million (2006 — $328 million) is added to the book value of our common share equity of $6,337 million (2006 — $5,395 million) prior to dividing by the total diluted common shares presented above.
Basic and Diluted Earnings Per Share
The components of basic and diluted earnings per share for the second quarter of 2007 and 2006 are summarized in the following table:

	Three Months Ended June 30		Six Months Ended June 30
(MILLIONS)	2007	2006[1]	2007	2006[1]

Net income	$153	$135	$348	$314
Preferred share dividends	(10)	(10)	(19)	(20)

Net income available for common shareholders	$143	$125	$329	$294

Weighted average	582	580	582	580
Dilutive effect of the conversion of notes and options using treasury stock method	19	17	19	17

Common shares and common share equivalents	601	597	601	597

1	Share numbers are adjusted to reflect three-for-two stock split
Brookfield Asset Management   |   Q2 /2007 Interim Report     45

Changes in Accounting Policies
In 2005, the CICA issued four new accounting standards: Handbook Section 1530, Comprehensive Income (Section 1530), Handbook Section 3855, Financial Instruments — Recognition and Measurement (Section 3855), Handbook Section 3865, Hedges (Section 3865) and Handbook Section 3861, Financial Instruments — Disclosure and Presentation (Section 3861), which provides disclosure and presentation requirements related to the aforementioned standards. These new standards became effective for the company on January 1, 2007.
Comprehensive Income
Section 1530 introduces Comprehensive Income and represents changes in Shareholders’ Equity during a period arising from transactions and other events with non-owner sources. Other Comprehensive Income (OCI) includes unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation amounts, unrealized gains and losses on derivatives designated to hedge self-sustaining foreign operations, and changes in the fair value of the effective portion of cash flow hedging instruments. The Interim Consolidated Financial Statements include a Statement of Comprehensive Income. Accumulated Other Comprehensive Income (AOCI), is presented as a new category of Shareholders’ Equity in the Consolidated Balance Sheet.
Financial Instruments — Recognition and Measurement
Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. It requires that financial assets and financial liabilities including derivatives be recognized on the balance sheet when we become a party to the contractual provisions of the financial instrument or a non-financial derivative contract. All financial instruments should be measured at fair value on initial recognition except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other liabilities. Transaction costs related to trading financial assets or liabilities are expensed as incurred. For other financial instruments, transaction costs are capitalized on initial recognition and amortized using the effective interest method of amortization.
Financial assets and financial liabilities held-for-trading will be measured at fair value with gains and losses recognized in Net Income. Available-for-sale financial assets will be measured at fair value with unrealized gains and losses including changes in foreign exchange rates being recognized in OCI. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading will be measured at amortized cost using the effective interest method of amortization. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market will be measured at cost.
Derivative instruments must be recorded on the balance sheet at fair value including those derivatives that are embedded in financial instruments or other contracts that are not closely related to the host financial instrument or contract. Changes in the fair values of derivative instruments will be recognized in Net Income, except for effective derivatives that are designated as cash flow hedges and hedges of foreign currency exposure of a net investment in a self-sustaining foreign operation not classified as held-for-trading, the fair value change for which will be recognized in OCI.
Section 3855 permits an entity to designate any financial instrument as held-for-trading on initial recognition or adoption of the standard, even if that instrument would not otherwise satisfy the definition of held-for-trading set out in Section 3855. Instruments that are classified as held-for-trading by way of this “fair value option” must have reliably measurable fair values.
Other significant accounting implications arising on adoption of Section 3855 include the initial recognition of certain financial guarantees at fair value on the balance sheet and the use of the effective interest method of amortization for any transaction costs or fees, premiums or discounts earned or incurred for financial instruments measured at amortized cost.
Hedges
Section 3865 specifies the criteria under which hedge accounting can be applied and how hedge accounting should be executed for each of the permitted hedging strategies: fair value hedges, cash flow hedges and hedges of a foreign currency exposure of a net investment in a self-sustaining foreign operation. In a fair value hedging relationship, the carrying value of the hedged item will be adjusted by gains or losses attributable to the hedged risk and recognized in Net Income. The changes in the fair value of the hedged item, to the extent that the hedging relationship is effective, will be offset by changes in the fair value of the hedging derivative. In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative will be recognized in OCI. The ineffective portion will be recognized in Net income. The amounts recognized in AOCl will be reclassified to Net Income in the periods in which Net Income is affected by the variability in the cash flows of the hedged item.
46      Brookfield Asset Management   |   Q2 /2007 Interim Report

In hedging a foreign currency exposure of a net investment in a self-sustaining foreign operation, the effective portion of foreign exchange gains and losses on the hedging instruments will be recognized in OCI and the ineffective portion is recognized in Net Income.
For hedging relationships existing prior to adopting Section 3865 that are continued and qualify for hedge accounting under the new standard, the transition accounting is as follows: (1) Fair value hedges — any gain or loss on the hedging instrument is recognized in the opening balance of retained earnings on transition and the carrying amount of the hedged item is adjusted by the cumulative change in fair value that reflects the designated hedged risk and the adjustment is included in the opening balance of retained earnings on transition; (2) Cash flow hedges and hedges of a net investment in a self-sustaining foreign operation — any gain or loss on the hedging instrument that is determined to be the effective portion is recognized in AOCl and the ineffectiveness in the past periods is included in the opening balance of retained earnings on transition.
Deferred gains or losses on the hedging instrument with respect to hedging relationships that were discontinued prior to the transition date but qualify for hedge accounting under the new standards will be recognized in the carrying amount of the hedged item and amortized to Net Income over the remaining term of the hedged item for fair value hedges, and for cash flow hedges it will be recognized in AOCl and reclassified to Net Income in the same period during which the hedged item affects Net Income. However, for discontinued hedging relationships that do not qualify for hedge accounting under the new standards, the deferred gains and losses are recognized in the opening balance of retained earnings on transition.
Impact of Adopting Sections 1530, 3855, 3861 and 3865
The company recorded a transition adjustment effective January 1, 2007, attributable to the following: (i) an increase of $292 million, net of taxes, to opening retained earnings for financial instruments classified as held-for-trading, which includes embedded derivatives in financial instruments and contracts that were not previously recorded at fair value; (ii) recognition of $185 million, net of taxes, in AOCI related to the unrealized gain on available-for-sale financial instruments and effective cash flow hedges and hedges of a net investment in a self-sustaining foreign operation; (iii) reclassification of $42 million of net foreign currency losses to AOCI, previously classified as the cumulative translation adjustment in Shareholders’ Equity. The impact during the quarter is described in the Consolidated Statement of Comprehensive Income. The impact on Net Income during the period is not significant.
Variability In Variable Interest Entities
On September 15, 2006, the Emerging Issues Committee issued Abstract No. 163, Determining the Variability to be Considered in Applying AcG-15 (EIC-163). This EIC provides additional clarification on how to analyze and consolidate VIEs. EIC-163 was effective for the company on April 1, 2007. The implementation of EIC-163 did not have a material impact to our consolidated financial position or results of operations.
Debt Instruments with Embedded Derivatives
On March 5, 2007, the Emerging Issues Committee issued Abstract No. 164, Convertible and Other Debt Instruments with Embedded Derivatives (EIC-164). The EIC provides guidance on how the issuer should account for and the financial statement presentation of the instrument, embedded derivatives within the hybrid instrument, the future tax aspects of the instrument and how the instrument is to be treated in earnings per share computation. The implementation of EIC-164 did not have a material impact to our consolidated financial position or results of operations.
Assessment And Changes in Internal Control Over Financial Reporting
Management has evaluated the effectiveness of the company’s internal control over financial reporting. Refer to Management’s Report on Internal Control over Financial Reporting. There have been no changes in our internal control over financial reporting during the period ended June 30, 2007 that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting.

Brian D. Lawson	Sachin G. Shah
Managing Partner and Chief Financial Officer	Vice President, Finance

August 3, 2007
Brookfield Asset Management   |   Q2 /2007 Interim Report     47

Consolidated Financial Statements
Consolidated Balance Sheets

	(UNAUDITED)
	June 30	December 31
(MILLIONS)	2007	2006

Assets
Cash and cash equivalents	$1,335	$1,204
Financial assets	2,197	1,665
Investments	1,018	775
Accounts receivable and other	6,518	5,951
Goodwill	668	669
Operating assets
Property, plant and equipment	29,297	28,082
Securities	2,245	1,711
Loans and notes receivable	751	651

	$44,029	$40,708

Liabilities and shareholders’ equity
Non-recourse borrowings
Property-specific mortgages	$17,407	$17,148
Subsidiary borrowings	4,237	4,153
Corporate borrowings	1,893	1,507
Accounts payable and other liabilities	7,780	6,497
Capital securities	1,591	1,585
Non-controlling interests in net assets	3,914	3,734
Shareholders’ equity
Preferred equity	870	689
Common equity	6,337	5,395

	$44,029	$40,708

48      Brookfield Asset Management   |   Q2 /2007 Interim Report

Consolidated Statements of Income

UNAUDITED	Three Months Ended June 30		Six Months Ended June 30
MILLIONS, EXCEPT PER SHARE AMOUNTS	2007	2006	2007	2006

Total revenues	$2,125	$1,405	$3,966	$2,588

Fees earned	95	69	227	123
Revenues less direct operating costs
Property	513	337	1,047	619
Power generation	170	156	358	356
Infrastructure	114	30	203	76
Specialty funds	59	29	121	68

	951	621	1,956	1,242

Investment and other income	143	84	272	174

	1,094	705	2,228	1,416

Expenses
Interest	424	250	822	474
Current income taxes	26	37	46	51
Asset management and other operating costs	105	84	215	155
Non-controlling interests in net income before the following	204	118	409	218

	335	216	736	518

Other items
Equity accounted income (loss) from investments	(29)	3	(68)	(19)
Depreciation and amortization	(267)	(127)	(490)	(231)
Other provisions	11	70	16	90
Future income taxes	(69)	(86)	(134)	(157)
Non-controlling interests in the foregoing items	172	59	288	113

Net income	$153	$135	$348	$314

Net income per common share [1]
Diluted	$0.24	$0.20	$0.55	$0.49
Basic	$0.25	$0.22	$0.57	$0.51

1	Adjusted to reflect three-for-two stock split
Brookfield Asset Management   |   Q2 /2007 Interim Report     49

Consolidated Statements of Retained Earnings

UNAUDITED	Three Months Ended June 30		Six Months Ended June 30
(MILLIONS)	2007	2006	2007	2006

Retained earnings
Balance, beginning of period	$4,634	$3,452	$4,222	$3,321
Change in accounting policy [1]	—		292	—
Net income	153	135	348	314
Preferred equity issue costs	(6)	—	(6)	—
Shareholder distributions — Preferred equity	(10)	(10)	(19)	(20)
— Common equity	(67)	(60)	(129)	(98)
Amount paid in excess of the book value of common shares purchased for cancellation	(8)	—	(12)	—

Balance, end of period	$4,696	$3,517	$4,696	$3,517

1	Refer to Note 1 for impact of new accounting policies related to financial instruments
Consolidated Statements of Comprehensive Income 1

UNAUDITED	Three Months Ended June 30		Six Months Ended June 30
(MILLIONS)	2007	2006	2007	2006

Net income	$153	$135	$348	$314

Other comprehensive income (loss)
Foreign currency translation	114	(9)	178	7
Available-for-sale securities	61	—	99	—
Derivative instruments designated as cash flow hedges	37	—	(1)	—
Future income taxes	(10)	—	(7)	—

	202	(9)	269	7

Comprehensive income	$355	$126	$617	$321

1	Refer to Note 1 for impact of new accounting policies related to financial instruments
Accumulated Other Comprehensive Income 1

UNAUDITED	Three Months Ended June 30	Six Months Ended June 30
(MILLIONS)	2007	2007

Balance, beginning of period	$210	$—
Transition adjustment — January 1, 2007	—	143
Other comprehensive income	202	269

Balance, end of period	$412	$412

1	Refer to Note 1 for impact of new accounting policies related to financial instruments
50      Brookfield Asset Management   |   Q2 /2007 Interim Report

Consolidated Statements of Cash Flows

UNAUDITED	Three Months Ended June 30		Six Months Ended June 30
(MILLIONS)	2007	2006	2007	2006

Operating activities
Net income	$153	$135	$348	$314
Adjusted for the following non-cash items
Depreciation and amortization	267	127	490	231
Future income taxes and other provisions	58	16	118	67
Non-controlling interest in non-cash items	(172)	(59)	(288)	(113)
Excess of equity income over dividends received	34	48	78	75

	340	267	746	574
Net change in non-cash working capital balances and other	(165)	33	(317)	(64)
Undistributed non-controlling interests in cash flow	156	77	289	133

	331	377	718	643

Financing activities
Corporate borrowings, net of repayments	356	(381)	355	142
Property-specific mortgages, net of repayments	1,073	512	888	624
Other debt of subsidiaries, net of repayments	324	(13)	294	(104)
Capital provided by non-controlling interests	61	856	145	856
Corporate preferred securities redemption	—	—	(107)	—
Corporate preferred equity issuance	181	—	181	—
Common shares and equivalents repurchased, net of issuances	4	8	2	5
Common shares of subsidiaries repurchased, net of issuances	(24)	(27)	(21)	(35)
Shareholder distributions	(77)	(70)	(148)	(118)

	1,898	885	1,589	1,370

Investing activities
Investment in or sale of operating assets, net
Property	(265)	(382)	(194)	(424)
Power generation	(110)	(242)	(165)	(409)
Infrastructure	(1,618)	(2)	(1,631)	(3)
Securities and loans	(65)	(1,709)	(128)	(1,719)
Financial assets	(46)	316	(34)	(270)
Other property, plant and equipment	(1)	535	(11)	553
Investments	(10)	(12)	(13)	(16)

	(2,115)	(1,496)	(2,176)	(2,288)

Cash and cash equivalents
Increase (decrease)	114	(234)	131	(275)
Balance, beginning of period	1,221	910	1,204	951

Balance, end of period	$1,335	$676	$1,335	$676

Brookfield Asset Management   |   Q2 /2007 Interim Report     51

Notes to Consolidated Financial Statement — Unaudited
The interim financial statements should be read in conjunction with the most recently issued Annual Report of Brookfield Asset Management Inc. (the “company”), which includes information necessary or useful to understanding the company’s businesses and financial statement presentation. In particular, the company’s significant accounting policies and practices were presented as Note 1 to the Consolidated Financial Statements included in that Report, and have been consistently applied in the preparation of these interim financial statements, except as described below.
The interim financial statements are unaudited. Financial information in this Report reflects any adjustments (consisting of normal recurring adjustments) that are, in the opinion of management, necessary to a fair statement of results for the interim periods in accordance with Canadian generally accepted accounting principles (“GAAP”).
The results reported in these consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. Certain prior period amounts have been reclassified to conform to the current period’s presentation.
1.	CHANGES IN ACCOUNTING POLICIES
In 2005, the CICA issued four new accounting standards: Handbook Section 1530, Comprehensive Income (Section 1530), Handbook Section 3855, Financial Instruments — Recognition and Measurement (Section 3855), Handbook Section 3865, Hedges (Section 3865) and Handbook Section 3861, Financial Instruments — Disclosure and Presentation (Section 3861), which provides disclosure and presentation requirements related to the aforementioned standards. These new standards became effective for the company on January 1, 2007.
Comprehensive Income
Section 1530 introduces Comprehensive Income and represents changes in Shareholders’ Equity during a period arising from transactions and other events with non-owner sources. Other Comprehensive Income (OCI) includes unrealized gains and losses on financial assets classified as available-for-sale, unrealized foreign currency translation amounts, unrealized gains and losses on derivatives designated to hedge self-sustaining foreign operations, and changes in the fair value of the effective portion of cash flow hedging instruments. The Interim Consolidated Financial Statements include a Statement of Comprehensive Income. Accumulated Other Comprehensive Income (AOCI), is presented as a new category of Shareholders’ Equity in the Consolidated Balance Sheet.
Financial Instruments — Recognition and Measurement
Section 3855 establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives. It requires that financial assets and financial liabilities including derivatives be recognized on the balance sheet when we become a party to the contractual provisions of the financial instrument or a non-financial derivative contract. All financial instruments should be measured at fair value on initial recognition except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as held-for-trading, available-for-sale, held-to-maturity, loans and receivables, or other liabilities. Transaction costs related to trading financial assets or liabilities are expensed as incurred. For other financial instruments, transaction costs are capitalized on initial recognition and amortized using the effective interest method of amortization.
Financial assets and financial liabilities held-for-trading will be measured at fair value with gains and losses recognized in Net Income. Available-for-sale financial assets will be measured at fair value with unrealized gains and losses including changes in foreign exchange rates being recognized in OCI. Financial assets held-to-maturity, loans and receivables and financial liabilities other than those held-for-trading will be measured at amortized cost using the effective interest method of amortization. Investments in equity instruments classified as available-for-sale that do not have a quoted market price in an active market will be measured at cost.
Derivative instruments must be recorded on the balance sheet at fair value including those derivatives that are embedded in financial instruments or other contracts that are not closely related to the host financial instrument or contract. Changes in the fair values of derivative instruments will be recognized in Net Income, except for effective derivatives that are designated as cash flow hedges and hedges of foreign currency exposure of a net investment in a self-sustaining foreign operation not classified as held-for-trading, the fair value change for which will be recognized in OCI.
52      Brookfield Asset Management   |   Q2 /2007 Interim Report

Section 3855 permits an entity to designate any financial instrument as held-for-trading on initial recognition or adoption of the standard, even if that instrument would not otherwise satisfy the definition of held-for-trading set out in Section 3855. Instruments that are classified as held-for-trading by way of this “fair value option” must have reliably measurable fair values.
Other significant accounting implications arising on adoption of Section 3855 include the initial recognition of certain financial guarantees at fair value on the balance sheet and the use of the effective interest method of amortization for any transaction costs or fees, premiums or discounts earned or incurred for financial instruments measured at amortized cost.
Hedges
Section 3865 specifies the criteria under which hedge accounting can be applied and how hedge accounting should be executed for each of the permitted hedging strategies: fair value hedges, cash flow hedges and hedges of a foreign currency exposure of a net investment in a self-sustaining foreign operation. In a fair value hedging relationship, the carrying value of the hedged item will be adjusted by gains or losses attributable to the hedged risk and recognized in Net Income. The changes in the fair value of the hedged item, to the extent that the hedging relationship is effective, will be offset by changes in the fair value of the hedging derivative. In a cash flow hedging relationship, the effective portion of the change in the fair value of the hedging derivative will be recognized in OCI. The ineffective portion will be recognized in Net Income. The amounts recognized in AOCl will be reclassified to Net Income in the periods in which Net Income is affected by the variability in the cash flows of the hedged item. In hedging a foreign currency exposure of a net investment in a self-sustaining foreign operation, the effective portion of foreign exchange gains and losses on the hedging instruments will be recognized in OCI and the ineffective portion is recognized in Net Income.
For hedging relationships existing prior to adopting Section 3865 that are continued and qualify for hedge accounting under the new standard, the transition accounting is as follows: (1) Fair value hedges — any gain or loss on the hedging instrument is recognized in the opening balance of retained earnings on transition and the carrying amount of the hedged item is adjusted by the cumulative change in fair value that reflects the designated hedged risk and the adjustment is included in the opening balance of retained earnings on transition; (2) Cash flow hedges and hedges of a net investment in a self-sustaining foreign operation — any gain or loss on the hedging instrument that is determined to be the effective portion is recognized in AOCl and the ineffectiveness in the past periods is included in the opening balance of retained earnings on transition.
Deferred gains or losses on the hedging instrument with respect to hedging relationships that were discontinued prior to the transition date but qualify for hedge accounting under the new standards will be recognized in the carrying amount of the hedged item and amortized to Net Income over the remaining term of the hedged item for fair value hedges, and for cash flow hedges it will be recognized in AOCl and reclassified to Net Income in the same period during which the hedged item affects Net Income. However, for discontinued hedging relationships that do not qualify for hedge accounting under the new standards, the deferred gains and losses are recognized in the opening balance of retained earnings on transition.
Impact of adopting Sections 1530, 3855, 3861 and 3865
The company recorded a transition adjustment effective January 1, 2007, attributable to the following: (i) an increase of $292 million, net of taxes, to opening retained earnings for financial instruments classified as held-for-trading, which includes embedded derivatives in financial instruments and contracts that were not previously recorded at fair value; (ii) recognition of $185 million, net of taxes, in AOCI related to the unrealized gain on available-for-sale financial instruments and effective cash flow hedges and hedges of a net investment in a self-sustaining foreign operation; (iii) reclassification of $42 million of net foreign currency losses to AOCI, previously classified as the cumulative translation adjustment in Shareholders’ Equity. The impact during the quarter is described in the Consolidated Statement of Comprehensive Income. The impact on Net Income during the period is not significant.
Variability In Variable Interest Entities
On September 15, 2006, the Emerging Issues Committee issued Abstract No. 163, Determining the Variability to be Considered in Applying AcG-15 (EIC-163). This EIC provides additional clarification on how to analyze and consolidate VIEs. EIC-163 was effective for the company on April 1, 2007. The implementation of EIC-163 did not have a material impact to our consolidated financial position or results of operations.
Brookfield Asset Management   |   Q2 /2007 Interim Report     53

Debt Instruments with Embedded Derivatives
On March 5, 2007, the Emerging Issues Committee issued Abstract No. 164, Convertible and Other Debt Instruments with Embedded Derivatives (EIC-164). The EIC provides guidance on how the issuer should account for and the financial statement presentation of the instrument, embedded derivatives within the hybrid instrument, the future tax aspects of the instrument and how the instrument is to be treated in earnings per share computation. The implementation of EIC-164 did not have a material impact to our consolidated financial position or results of operations.
2.	FAIR VALUES OF FINANCIAL INSTRUMENTS
The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s-length transaction between knowledgeable, willing parties who are under no compulsion to act. Fair values are determined by reference to quoted bid or asking prices, as appropriate, in the most advantageous active market for that instrument to which we have immediate access. Where bid and ask prices are unavailable, we use the closing price of the most recent transaction of that instrument. In the absence of an active market, we determine fair values based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market-based inputs.
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, we look primarily to external readily observable market inputs including factors such as interest rate yield curves, currency rates, and price and rate volatilities as applicable. In limited circumstances, we use input parameters that are not based on observable market data and we believe that using possible alternative assumptions will not result insignificantly different fair values.
Fair value of financial instruments
As described in Note 1, financial instruments classified or designated as held-for-trading and available-for-sale are typically carried at fair value on the Consolidated Balance Sheet. Equity instruments classified as available-for-sale that do not have a quoted market price from an active market are carried at cost. Any changes in the fair values of financial instruments classified as held-for-trading or available-for-sale are recognized in Net Income or OCI, respectively. The cumulative changes in the fair values of available-for-sale securities previously recognized in AOCI are reclassified to Net Income when the underlying security is either sold or there is a decline in value that is considered to be other-than-temporary. During the three months ended June 30, 2007, $12 million of deferred gains previously recognized in AOCI was reclassified to Net Income due to the sale of available-for-sale securities.
Available-for-sale securities measured at fair value or cost are assessed for impairment at each reporting date. As at June 30, 2007, unrealized losses embedded within available-for-sale securities measured at fair value amounted to $16 million. Unrealized gains and losses for debt securities are primarily due to changing interest rates and for equity securities, are due to changes in market prices, foreign exchange movements, or because the investee is in the early years of its business cycle. As at June 30, 2007, the company did not consider any investments to be other-than temporarily impaired, as we have the ability and intent to hold them until the fair value recovers.
For the quarter ended June 30, 2007, pre-tax unrealized gains of $91 million and $61 million were recorded with respect to financial instruments classified as held-for-trading or available-for-sale, respectively.
Hedging activities
The company uses derivatives and non-derivative financial instruments to manage our exposures to interest, currency, credit and other market risks. When derivatives are used to manage exposures, the company determines for each derivative whether hedge accounting can be applied. Where hedge accounting can be applied, a hedge relationship is designated as a fair value hedge, a cash flow hedge or a hedge of foreign currency exposure of a net investment in a self-sustaining foreign operation. The derivative must be highly effective in accomplishing the objective of offsetting either changes in the fair value or cash flows attributable to the hedged risk both at inception and over the life of the hedge. If it is determined that the derivative is not highly effective as a hedge, hedge accounting is discontinued prospectively.
54      Brookfield Asset Management   |   Q2 /2007 Interim Report

Cash flow hedge
The company uses energy derivative contracts primarily to hedge the sale of power, interest rate swaps to hedge the variability in cash flows related to a variable rate asset or liability, and equity derivatives to hedge our long-term compensation arrangements. All components of each derivative’s change in fair value have been included in the assessment of cash flow hedge effectiveness. For the quarter ended June 30, 2007, pre-tax net unrealized gains of $38 million were recorded in OCI for the effective portion of the cash flow hedges.
Net investment hedge
The company uses foreign exchange contracts to manage our foreign currency exposures to net investments in self-sustaining foreign operations having a functional currency other than the U.S. dollar. For the quarter ended June 30, 2007, unrealized pre-tax net losses of $1 million were recorded in OCI for the effective portion of hedges of our net investment in foreign operations.
3.	FUTURE ACCOUNTING POLICIES
Financial Instruments — Disclosures and Presentation
On December 1, 2006, the CICA issued two new accounting standards, Section 3862, Financial Instruments — Disclosures and Section 3863, Financial Instruments — Presentation. These standards replace Section 3861, Financial Instruments — Disclosure and Presentation and enhance the disclosure of the nature and extent of risks arising from financial instruments and how the entity manages those risks.
Capital Disclosures
On December 1, 2006, the CICA issued Section 1535, Capital Disclosures. Section 1535 requires the disclosure of (i) an entity’s objectives, policies and process for managing capital; (ii) quantitative data about an entity’s managed capital; (iii) whether an entity has complied with capital requirements; and (iv) if an entity has not complied with such capital requirements, the consequences of such non-compliance.
4.	ACQUISITIONS
On April 20, 2007, the company completed the acquisition of Longview Fibre Company for approximately $2.3 billion including assumed debt and recorded approximately $477 million of goodwill. With this transaction, the company has acquired 588,000 acres of prime, freehold timberlands in Washington and Oregon and an integrated manufacturing operation that produces specialty papers and containers.
As at June 30, 2007 the following summarized balance sheet has been consolidated into Brookfield’s financial statements:

(MILLIONS)	June 30 , 2007

Assets
Cash, accounts receivable and other	$465
Goodwill	477
Property, plant and equipment	10
Timberlands	2,050

3,002

Liabilities
Accounts payable	137
Property specific borrowings	1,290
Future income tax liability	639

Net assets	$936

Brookfield Asset Management   |   Q2 /2007 Interim Report     55

5. GUARANTEES AND COMMITMENTS
In the normal course of operations, the company and its consolidated subsidiaries execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, sales of assets, sales of services, securitization agreements, and underwriting and agency agreements. The company has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents the company from making a reasonable estimate of the maximum potential amount it could be required to pay third parties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither the company nor its consolidated subsidiaries have made significant payments under such indemnification agreements.

During the quarter the company announced that it had reached an agreement with the board of directors of Multiplex Group to make an offer to acquire all of the outstanding equity securities of Multiplex for a total purchase price of A$3.5 billion ($3.0 billion). The offer is subject to various regulatory approvals and the tender of more than 50% of the outstanding units.
6. COMMON EQUITY
The company’s common equity is comprised of the following:

	June 30	December 31	[1]
(MILLIONS)	2007	2006

Class A and B common shares	$1,229	$1,215
Retained earnings	4,696	4,222
Accumulated other comprehensive income	412	—
Cumulative translation adjustment	—	(42)

Common equity	$6,337	$5,395

SHARES OUTSTANDING (millions)
Class A and B common shares issued	583.6	581.8
Unexercised options	29.8	29.0

Total fully diluted common shares	613.4	610.8

1	Share numbers adjusted to reflect three-for-two stock split
The holders of Class A Limited Voting Shares and Class B Limited Voting Shares rank on parity with each other with respect to the payment of dividends and the return of capital on the liquidation, dissolution or winding up of the company or any other distribution of the assets of the company among its shareholders for the purpose of winding up its affairs. With respect to the Class A and Class B common shares, there are no dilutive factors, material or otherwise, that would result in different diluted earnings per share. This relationship holds true irrespective of the number of dilutive instruments issued in either one of the respective classes of common stock, as both classes of common stock share equally, on a pro rata basis in the dividends, earnings and net assets of the company, whether taken before or after dilutive instruments, regardless of which class of common stock is diluted.
7. STOCK-BASED COMPENSATION
The company and its consolidated subsidiaries account for stock options using the fair value method. Under the fair value method, compensation expense for stock options that are direct awards of stock is measured at fair value at the grant date using an option pricing model and recognized over the vesting period. Options issued under the company’s Management Share Option Plan (“MSOP”) vest proportionately over five years and expire ten years after the grant date. The exercise price is equal to the market price at the close of business on the day prior to the grant date.
During the first six months of 2007, the company granted 3.2 million stock options at an average exercise price of $33.23 (C$39.03) per share, which was equal to the market price at the close of business on the day prior to the grant date. The compensation expense was calculated using the Black-Scholes method of valuation, assuming a 7.5 year term, 22% volatility, a weighted average expected dividend yield of 1.2% annually and an interest rate of 4.0%.
56     Brookfield Asset Management   |   Q2 /2007 Interim Report

8. SEGMENTED AND OTHER INFORMATION
Revenue and assets by geographic segments are as follows:

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
(UNAUDITED)	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2006	June 30, 2007	Dec. 31, 2006
(MILLIONS)	Revenue	Revenue	Revenue	Revenue	Assets	Assets

United States	$1,033	$574	$1,957	$1,222	$26,882	$23,618
Canada	868	595	1,532	959	11,223	10,111
International	224	236	477	407	5,924	6,979

	$2,125	$1,405	$3,966	$2,588	$44,029	$40,708

Revenue, net income and assets by reportable segments are as follows:

	Operations
	Three Months Ended		Three Months Ended		Six Months Ended		Six Months Ended
	June 30, 2007		June 30, 2006		June 30, 2007		June 30, 2006		Assets
UNAUDITED		Net		Net		Net		Net	June 30,	Dec. 31,
(MILLIONS)	Revenue	Income	Revenue	Income	Revenue	Income	Revenue	Income	2007	2006

Property	$959	$40	$735	$21	$1,833	$125	$1,381	$62	$22,806	$22,144
Power generation	271	35	222	65	525	93	488	148	6,018	5,390
Infrastructure	183	(1)	83	7	309	13	133	40	4,541	4,333
Specialty Funds	455	(26)	108	31	757	165	160	76	2,185	1,797
Cash, financial assets and other	257	105	257	11	542	(48)	426	(12)	8,479	7,044

Total	$2,125	$153	$1,405	$135	$3,966	$348	$2,588	$314	$44,029	$40,708

Cash taxes paid for the six month period were $52 million (2006 – $56 million) and are included in other cash expenses. Cash interest paid totalled $770 million (2006 – $468 million).
9. SUBSEQUENT EVENT
On July 3, 2007 the company acquired a 10% interest in Multiplex, increasing its beneficial interest in the equity securities of Multiplex to 15%. See Note 5.
Brookfield Asset Management   |   Q2 /2007 Interim Report     57

ASSETS UNDER MANAGEMENT

	Total Assets Under Management				Brookfield’s Share
AS AT JUNE 30, 2007	Year		Net Invested	Committed		Net Invested	Ownership
(MILLIONS)	Formed	Assets	Capital	Capital [1]	Assets	Capital	Level

Core and Core Plus
US Core Office [2]	2006	$7,633	$1,815	$1,925	$7,633	$790	62%
Canadian Core Office [2]	2005	1,808	792	792	452	198	25%
West Coast Timberlands	2005	922	488	488	922	238	50%
East Coast Timber Fund	2006	218	129	129	218	42	30%
Transmission	2006	2,502	1,157	1,157	327	327	28%
Bridge Loan I	2003	1,391	1,164	1,391	706	706	41%
Bridge Loan II	2007	58	27	410	—	—	26%
Real Estate Finance	2003	1,923	571	600	263	163	27%
Mortgage REIT	2005	4,000	548	560	23	23	4%
Royal LePage Franchise Fund	2003	122	84	84	22	22	25%

		20,577	6,775	7,536	10,566	2,509

Opportunity and Restructuring
Real Estate Opportunity	2006	1,070	268	268	1,070	178	52%
Brazil Retail Property	2006	800	151	800	267	37	25%
Tricap Restructuring I	2002	920	282	448	920	282	48%
Tricap Restructuring II	2006	273	238	724	273	95	36%

		3,063	939	2,240	2,530	592

Listed Securities and Fixed Income
Equity Funds	various	749	692	692	20	20	3%
Fixed Income Funds	various	20,124	20,124	20,124	56	56	100%

		20,873	20,816	20,816	76	76

Directly Held and Non-Fee Bearing Assets
Core Office – North America [2]		10,379	2,458	2,458	8,313	2,458	100%
Core Office – Europe		776	296	296	776	296	various
Residential Properties – U.S.		1,358	432	432	1,358	241	53%
Residential Properties – Canada 2 / Brazil		1,157	540	540	1,157	252	100% / 60%
Power Generation – North America		5,575	1,177	1,177	5,575	1,177	100%
Power Generation – Brazil		443	257	257	443	257	100%
Timber – U.S.		2,624	673	673	2,624	673	100%
Timber – Brazil		83	64	64	83	64	100%
Transmission – Canada / Brazil		367	243	243	367	243	100%
Other		10,137	6,127	6,127	10,161	6,127	various

		32,899	12,267	12,267	30,857	11,788

Total fee bearing assets/capital		44,513	28,530	30,592	13,172	3,177	na

		$77,412	$40,797	$42,859	$44,029	$14,965

1	Includes incremental co-investment capital

2	Held by 50%-owned Brookfield Properties
58       Brookfield Asset Management   |   Q2 /2007 Interim Report

Shareholder Information
Shareholder Enquiries
Shareholder enquiries are welcomed and should be directed to Katherine Vyse, Senior Vice-President, Investor Relations and Communications at 416-363-9491 or kvyse@brookfield.com. Alternatively shareholders may contact the company at the following location:

Brookfield Asset Management Inc.

Suite 300, Brookfield Place, Box 762, 181 Bay Street
Toronto, Ontario M5J 2T3
Telephone:	416-363-9491
Facsimile:	416-365-9642
Web Site:	www.brookfield.com
E-Mail:	enquiries@brookfield.com
Shareholder enquiries relating to dividends, address changes and share certificates should be directed to the company’s Transfer Agent:

CIBC Mellon Trust Company

P.O. Box 7010, Adelaide Street Postal Station
Toronto, Ontario M5C 2W9
Telephone:	416-643-5500 or
1-800-387-0825 (Toll free throughout North America)
Facsimile:	416-643-5501
Web Site:	www.cibcmellon.com
Investor Relations and Communications
We are committed to informing our shareholders of our progress through a comprehensive communications program which includes publication of materials such as our annual report, quarterly interim reports and press releases for material information. We also maintain a web site that provides ready access to these materials, as well as statutory filings, stock and dividend information and web archived events.
Meeting with shareholders is an integral part of our communications program. Directors and management meet with Brookfield’s shareholders at our annual meeting and are available to respond to questions at any time. Management is also available to investment analysts, financial advisors and media to ensure that accurate information is available to investors. All materials distributed at any of these meetings are posted on the company’s web site.
The text of the company’s 2006 Annual Report is available in French on request from the company and is filed with and available through SEDAR at www.sedar.com.
Dividend Reinvestment Plan
Registered holders of Class A Common Shares who are resident in Canada may elect to receive their dividends in the form of newly issued Class A Common Shares at a price equal to the weighted average price at which the shares traded on the Toronto Stock Exchange during the five trading days immediately preceding the payment date of such dividends.
The Dividend Reinvestment Plan allows current shareholders to acquire additional shares in the company without payment of commissions. Further details on the Plan and a Participation Form can be obtained from our administrative head office, our transfer agent or from our web site.
Stock Exchange Listings

	Outstanding at June 30, 2007		Symbol	Stock Exchange

Class A Common Shares	583,487,972	[1]	BAM, BAM.A	New York, Toronto
Class A Preference Shares
Series 2	10,465,100		BAM.PR.B	Toronto
Series 4	4,000,000		BAM.PR.C	Toronto
Series 8	1,805,948		BAM.PR.E	Toronto
Series 9	6,194,052		BAM.PR.G	Toronto
Series 10	10,000,000		BAM.PR.H	Toronto
Series 11	4,032,401		BAM.PR.I	Toronto
Series 12	7,000,000		BAM.PR.J	Toronto
Series 13	9,999,000		BAM.PR.K	Toronto
Series 14	665,000		BAM.PR.L	Toronto
Series 17	8,000,000		BAM.PR.M	Toronto
Series 18	8,000,000		BAM.PR.N	Toronto

1	Following the three-for-two stock split implemented in June 2007
Dividend Record and Payment Dates

	Record Date	Payment Date

Class A Common Shares [1]	First day of February, May, August and November	Last day of February, May, August and November

Class A Preference Shares [1]
Series 2, 4, 10, 11, 12, 13, 17 and 18	15th day of March, June, September and December	Last day of March, June, September, and December
Series 8 and 14	Last day of each month	12th day of following month
Series 9	15th day of January, April, July and October	First day of February, May, August and November

1 All dividend payments are subject to declaration by the Board of Directors
Brookfield Asset Management   |  Q2 /2007 Interim Report      59

PRINCIPAL CORPORATE OFFICES
www.brookfield.com

New York – United States	Toronto – Canada	London – United Kingdom	São Paulo – Brazil

Three World Financial Center	Suite 300, Brookfield Place	20 Canada Square	Brascan Century Plaza
200 Vesey Street, 11th Floor	181 Bay Street, Box 762	Canary Wharf	Rua Joaquim Floriano, 466
New York, New York	Toronto, Ontario M5J 2T3	London E14 5NN	Edificio Corporate,10°Andar,
10281-0221	T 416-363-9491	T 44 (0) 20-7078-0220	Conjunto 1004
T 212-417-7000	F 416-365-9642	F 44 (0) 20-7078-0221	São Paulo, SP Brasil
F 212-417-7196			CEP: 04534-002
T 55 (11) 3707-6744
Beijing – China			F 55 (11) 3707-6751
Beijing Kerry Center
North Tower, 3rd Floor
1 Guanghua Road
Chao Yang District
Beijing, PRC, 100020
T 8610-8529-8858
F 8610-8529-8859

OPERATING OFFICES

United States	Potsdam, New York	Canada	Asia/Australia
Atlanta, Georgia	Portsmouth, New Hampshire	Calgary, Alberta	Beijing, China
Berlin, New Hampshire	Queensbury, New York	Edmonton, Alberta	Hong Kong, China
Boston, Massachusetts	St. Louis, Missouri	Edmundston, New Brunswick	Tokyo, Japan
Denver, Colorado	San Diego, California	Gatineau, Quebec	Sydney, Australia
East Syracuse, New York	San Francisco, California	Masson, Quebec
Fairfax, Virginia	Tampa, Florida	Montreal, Quebec	Latin America
Glastonbury, Connecticut	Washington, D.C.	Nanaimo, British Columbia	Brasilia, Brazil
Houston, Texas	White Plains, New York	Ottawa, Ontario	Rio de Janeiro, Brazil
Liverpool, New York	Vidalia, Louisiana	Powell River, British Columbia	São Paulo, Brazil
Longview, Washington	Watertown, New York	Sault Ste. Marie, Ontario	Curitiba, Brazil
Los Angeles, California		Thessalon, Ontario	Santiago, Chile
Millinocket, Maine	Europe / U.K.	Toronto, Ontario
Minneapolis, Minnesota	Budapest, Hungary	Vancouver, British Columbia	Other
Mobile, Alabama	Copenhagen, Denmark	Waltham, Quebec	Hamilton, Bermuda
New York, New York	Dublin, Ireland	Wawa, Ontario	Bridgetown, Barbados
Orange County, California	London, England
Philadelphia, Pennsylvania	Munich, Germany

Brookfield Asset Management Inc. www.brookfield.com NYSE/TSX: BAM